Form 10-K405, Exhibit 13
period 1995-06-30
SCOTT & STRINGFELLOW FINANCIAL INC
filed 1995-09-21
CIK 802555

Exhibit 13

SELECTED FINANCIAL DATA
(In thousands except per share amounts and Other Company Data)

                                                                      Years Ended
                                          June 30,       June 24,        June 25,      June 26,       June 28,
                                            1995           1994            1993          1992           1991
Results of Operations:
Total Revenues                            $ 54,119       $ 52,108       $ 48,146       $ 46,240       $ 37,248
Income before income taxes                   3,288          4,665          5,375          5,174          2,714
Net income                                   2,101          2,958          3,482          3,289          1,824

Per Share Data (1):
Earnings per share                          $ 1.00         $ 1.40         $ 1.65         $ 1.53         $ 0.83
Cash dividends per share (2)                  0.40           0.35           0.58           0.68           0.59
Book value per share                         11.97          11.42          10.42           9.37           8.58
Weighted average common shares
  and equivalents outstanding                2,109          2,115          2,115          2,150          2,188

Financial Condition:
Total assets                              $ 93,266       $ 80,702       $ 79,484       $ 58,975       $ 53,976
Total liabilities                           68,028         56,680         57,307         39,225         35,452
Total stockholders' equity                  25,238         24,022         22,177         19,750         18,524

Other Financial Data:
Profit margin:
  Pre-tax                                     6.1%           9.0%          11.2%          11.2%           7.3%
  After-tax                                   3.9%           5.7%           7.2%           7.1%           4.9%
Return on average equity:
  Pre-tax                                    13.3%          20.2%          25.5%          26.3%          14.7%
  After-tax                                   8.5%          12.8%          16.5%          16.7%           9.9%

Other Company Data:
Total employees                                479            458            418            387            370
Investment brokers                             214            205            181            170            166
Branch offices                                  26             25             26             26             25

(1) All per share items have been adjusted to reflect a 6:5 stock split effected in the form of a 20% stock dividend declared on May 18, 1994 and distributed on August 26, 1994 to shareholders of record on August 5, 1994.
(2) Includes $.29 special dividend in 1993, $.43 special dividend in 1992, and $.38 special dividend in 1991.

QUARTERLY RESULTS OF OPERATIONS - Unaudited
(In thousands except per share amounts)

                                                   Quarters Ended
1995                              June 30       March 31    December 31   September 30
Revenues                         $ 14,988       $ 13,304       $ 13,059       $ 12,768
Expenses                           14,083         12,638         12,268         11,842
Income before income taxes            905            666            791            926
Income taxes                          327            242            282            336
Net income                          $ 578          $ 424          $ 509          $ 590
Earnings per common share          $ 0.28         $ 0.20         $ 0.24         $ 0.28
                                                   Quarters Ended
1994                              June 24       March 25    December 31   September 24

Revenues                         $ 12,425       $ 12,444       $ 13,795       $ 13,444
Expenses                           11,644         11,577         12,367         11,855
Income before income taxes            781            867          1,428          1,589
Income taxes                          280            321            513            593
Net income                          $ 501          $ 546          $ 915          $ 996
Earnings per common share          $ 0.24         $ 0.26         $ 0.43         $ 0.47

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


General

  The Company is the holding company for Scott & Stringfellow, Inc., a regional brokerage, investment banking, and financial services firm headquartered in Richmond, Virginia. Scott & Stringfellow, Inc. is the South's oldest continuous member of the New York Stock Exchange. On June 20, 1995, the firm celebrated it's 100th year as a member of the New York Stock Exchange and is one of only three firms outside of New York which has been a member for at least 100 years. It operates 26 offices in communities located across Virginia, North Carolina, and West Virginia, and has 479 employees including 214 Investment Brokers.

  Scott & Stringfellow operated as a partnership from its founding in 1893 until its incorporation in 1974. In 1984 Scott & Stringfellow acquired Horner, Barksdale & Co. of Lynchburg, Virginia, a securities brokerage firm specializing in municipal bonds. The Company was established in 1986 in connection with an initial public offering of common stock. In October 1989, Scott & Stringfellow acquired substantially all of the assets of Investment Corporation of Virginia, a 52 year-old investment banking and
brokerage firm headquartered in Norfolk, Virginia.   There have been no
significant acquisitions since 1989, although Scott & Stringfellow has grown internally over the past several years in terms of the number of Investment Brokers.

  As a full-service firm, Scott & Stringfellow's securities brokerage activities include both retail and institutional brokerage and the distribution of mutual fund shares, money market funds, and insurance products; and retirement account services including custodial services for individual retirement accounts. These brokerage activities are supported by an in-house equity research department and trading desks for over-the-counter equities, municipal bonds and taxable fixed income securities. The Company's investment banking activities include the management of and participation in underwritings of corporate and municipal securities and financial advisory services to public and private companies and municipalities. Additionally, Scott & Stringfellow Capital Management, a wholly owned subsidiary, provides fee-based, investment advisory services to both individual and institutional clients.

  The Company's profitability is largely sensitive to the market volume of trading in securities and the relative level and volatility of market prices for equity and fixed income securities. Approximately 80% of the Company's total revenue is generated by commissions, sales credits, or mark-ups on securities transactions. The remainder of the Company's total revenue is generated by interest and dividend income, trading profits or losses, investment banking activities, and advisory and administrative
service fees.   Because of the interdependence of various activities and
departments of the Company's business, and the arbitrary assumptions which would be involved in allocating overhead, including administrative, operations, communications and data processing expenses, it is not appropriate to state the percentage contribution to net income of each aspect of the Company's operations. Many of the Company's activities have high operating costs which do not decrease proportionately with reduced levels of activity and may even increase during such periods. Moreover, many of these operating costs may increase at a proportionately greater rate than revenues during periods of increased activity. While the Company attempts to build non-sales revenues and places an emphasis on the control of fixed costs, its profitability is adversely affected by sustained periods of reduced transaction volume or loss of brokerage clients. The Company's profitability is also adversely affected when it is unable to compensate for increases in fixed costs through increased transaction volume or the pricing of its services.

  Scott & Stringfellow is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and Scott & Stringfellow Capital Management is registered with the SEC as an investment advisor. Accordingly, the Company is subject to all the SEC rules applicable to broker-dealers and investment advisors and to any rules promulgated by securities industry self-regulatory agencies, such as the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB"). As a member of the New York Stock Exchange, the Company is also subject to its rules and to a periodic examination of the Company's broker-dealer operations. Scott & Stringfellow is a member of the Securities Investor Protection Corporation ("SIPC") which insures customer accounts of member broker-dealers.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds include its net income adjusted for non-cash items, cash balances payable to clients, broker-dealers, and others, and short-term bank financing. As set forth in the Consolidated Statement of Cash Flows for the year ended June 30, 1995, presented in the financial statements which follow, net income adjusted for non-cash items for depreciation and amortization, gains on disposition of equipment, deferred income taxes, and allowance for doubtful accounts amounted to $2.7 million. After adjustment for changes in assets and liabilities, cash provided by operations was $3.7 million, of which $0.5 million was used for investing activities and $1.8 million was used for financing activities, resulting in an increase in cash and cash equivalents of $1.4 million.

  During fiscal 1995, the Company's total assets increased by 16% to $93.3 million from $80.7 million at the end of fiscal 1994, primarily as a result of increases in trading and investment securities and receivable from customers. Approximately 90% of the Company's total assets are liquid, consisting of cash or assets convertible into cash. The Company's largest asset is its receivable from customers, representing borrowings from the Company to finance the purchase of securities on margin. This receivable from customers amounted to $65.0 million, or 70% of total assets, at June 30, 1995. Receivable from customers increased by 9% during fiscal year 1995, following a 20% increase during fiscal 1994. Another liquid asset, trading and investment securities, amounted to $13.4 million, or 14% of total assets at June 30, 1995.

  The Company has historically funded its assets with equity capital, customer credit balances, and short-term bank loans. At June 30, 1995, total stockholders' equity was $25.2 million, or 27% of total assets. The Company's largest liability, payable to customers, amounted to $50.8 million, or 54% of total assets at June 30, 1995, as compared to $38.2 million or 47% of total assets at June 24, 1994, reflecting an increase of 33% during fiscal 1995. The remaining funding was provided primarily by short-term liabilities arising in the ordinary course of the Company's business and by short-term bank loans. Short-term bank loans are used from time to time to finance periodic increases in receivables from customers and trading securities. Such loans are secured by either customer-owned securities held in margin accounts or firm-owned securities held in inventory accounts. The Company maintains lines of credit from established financial institutions totaling $58.0 million, of which $6.6 million was outstanding as of June 30, 1995. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

  In fiscal 1995, the Company declared cash dividends of $0.8 million and repurchased 47,683 shares of its common stock at a cost of $0.6 million. The Company plans to continue repurchasing its common stock from time to time as market conditions warrant. The Company issued 43,066 shares of stock to the Company's employee stock purchase plan during fiscal 1995 for proceeds of $0.4 million. This source of equity financing is expected to increase in future years as participation in this plan and the balance of its holdings increases.

  Scott & Stringfellow is subject to the net capital requirements of the Securities and Exchange Commission and the New York Stock Exchange which are designed to measure the general financial soundness and liquidity of broker-dealers. The Company has consistently operated well in excess of the minimum regulatory requirements and believes that it ranks among the best capitalized firms in the brokerage industry relative to its size. At June 30, 1995, Scott & Stringfellow's net capital of $17.1 million exceeded the minimum SEC requirement by approximately $15.7 million.

RESULTS OF OPERATIONS

  The results of the Company's operations over the three year period covered by fiscal years 1995, 1994, and 1993 have been marked by increasing revenues but declining profit margins and net income. Steady growth in the Company's core retail brokerage activities resulted in record revenues during fiscal 1995 of over $54 million, representing a 4% increase over fiscal 1994. Total revenues had grown by 8% from fiscal 1993 to fiscal 1994. However, an average annual increase of 9% in the Company's operating expenses from fiscal 1993 to fiscal 1995 has resulted in a decline in net income from $3.5 million in fiscal 1993 to $2.1 million in fiscal 1995.

  The following table provides a summary of the changes in the major categories of revenues and expenses in both dollar amounts and percentage terms for the years ended June 30, 1995, June 24, 1994, and June 25, 1993, and serves as a basis for the comparative discussion of the results of operations for the last three fiscal years which follows. In this discussion which follows, these three fiscal years are referred to as 1995, 1994, and 1993, respectively. Because the Company's fiscal periods end with the last Friday of each month, the results of operations for fiscal year 1995 include 53 weeks of acitivity while the results of operations for fiscal years 1994 and 1993 include 52 weeks of activity.

CHANGES IN RESULTS OF OPERATIONS

(In thousands)


                                         1995 vs. 1994          1994 vs.1993
                                      Increase (decrease)    Increase (decrease)
                                       Amount     Percent      Amount    Percent

Revenues
  Commissions                         $ 1,649        6%       $ 2,576       11%
  Principal transactions                2,626       32%          -755       -9%
  Investment banking                   -4,373      -41%         1,257       13%
  Interest and dividends                1,837       46%           646       19%
  Advisory and administrative fees        362       15%           208        9%
  Other                                   -89      -30%            30       12%

     Total revenues                     2,012        4%         3,962        8%

Expenses
  Employee compensation
      and benefits                        510        2%         3,467       11%
  Communications                          424       17%           170        7%
  Occupancy and equipment                 342       16%           118        6%
  Advertising and sales promotion         311       22%            85        6%
  Postage, stationery and supplies        194       13%           312       25%
  Brokerage, clearing and
      exchange fees                        58        6%           -20       -2%
  Data processing                          62        7%           105       14%
  Interest                                959      102%           179       23%
  Other operating expenses                528       16%           257        8%

      Total expenses                    3,388        7%         4,673       11%

  Income before income taxes           -1,376      -30%          -711      -13%

  Income taxes                           -519      -30%          -187      -10%

  Net income                            - 857      -29%         - 524      -15%


1995 Compared With 1994

  Despite a 4% increase in total revenues, net income declined by 29% from 1994 to 1995 due to changes in the revenue mix and higher expenses. Earnings per share also declined by 29% as average shares outstanding remained virtually unchanged.

    Total revenues increased by $2.0 million, or 4%, in 1995 to a record $54.1 million. The increase in revenues reflected continued growth in the Company's core retail brokerage operations as commissions increased by 6% and principal transactions by 32%. Interest and dividend income also increased, principally due to higher levels of customer margin borrowings. Despite the increase in total revenues, a decline in investment banking revenues of $4.4 million, or 41%, negatively impacted revenue growth and overall profitability.

    Commissions revenues rose 6% to $28.3 million, with commissions on transactions in equity securities accounting for 125% of the $1.6 million net increase. Commissions on exchange listed equities increased by $1.2 million, or 9%, and commissions on over-the-counter equities increased by $0.8 million, or 19%. Commissions on other securities increased by $0.1 million. These increases were partially offset by a decline in commissions on sales of mutual funds, annuities, and insurance products of $0.5 million, or 7%.

    Revenues from principal transactions increased by 32% to $10.7 million in 1995 from $8.1 million in 1994, as both sales credits on principal transactions and trading profits posted increases from the prior year. Higher transaction volume resulted in a $2.0 million, or 26%, increase in sales credits on principal transactions. Sales credits on principal transactions increased for all categories of securities, with equities increasing by 20%, municipals increasing by 31%, and taxable fixed income securities increasing by 36%. A $0.6 million increase in trading profits accounted for the remainder of the overall increase in revenue from principal transactions. In particular, municipal bond trading profits of $0.3 million in 1995 partially reversed $0.4 million of municipal trading losses posted in 1994.

    Revenues from investment banking activities declined by $4.4 million, or 41%, as the number of both managed and syndicate underwriting participations declined significantly in 1995. A trend of reduced underwriting activity began in the second half of fiscal 1994 as interest rates began to rise. Rising interest rates continued through the first half of fiscal 1995 before declining again in the second half, yet underwriting activity failed to recover - especially in the case of municipal bonds. Selling concessions on underwritten equity securities declined by $2.3 million, or 45%, as the number of managed offerings declined from 9 to 2 and the number of equity syndicate participations
declined from 274 to 149.   The significant decline in new issues activity
also impacted tax-exempt bond offerings, as selling concessions on
municipal bond underwritings declined by $1.4 million, or 83%.   In
addition, underwriting profits and management fees declined by 65% to $1.0 million from $2.9 million in 1994. The overall reduction in the volume of underwriting transactions was only partially offset by an increase of $1.1 million, or 118%, in fee-based income from corporate and municipal finance services.

    Interest and dividend income grew significantly to $5.9 million in 1995 from $4.0 million in 1994, an increase of 46%. The Company's largest source of interest income is interest received from clients on margin account borrowings, which increased by $1.9 million, or 56%. The average balances of client margin borrowings increased by approximately 14% from 1994 to 1995. Higher market interest rates during the first six months of 1995 as compared to the first six months of 1994 also contributed to the increase.

    Revenues from advisory and administrative fees increased by $0.4 million, or 15%, attributable to the growth of revenue from investment advisory services provided by Scott & Stringfellow Capital Management, as well as increases in postage and handling and other administrative service fees.

    While total revenues increased by $2.0 million, total expenses rose by $3.4 million, or 7%, from $47.4 million in 1994 to $50.8 million in 1995. Of particular significance was a 15% increase in total operating expenses excluding compensation and interest, due in part to planned investments in new investment brokers and support personnel, office facilities, and equipment needed to help the Company grow and compete effectively in the future. The average number of personnel employed during 1995 increased by approximately 7% over 1994, contributing to increases in both compensation
and non-compensation expenses.   In addition, cost increases in expense
categories such as stationery and supplies also contributed to the overall increase in operating expenses.

    The Company's largest expense item, compensation, increased by $0.5 million, or 2%, from 1994 to 1995. Commissions and related performance-based compensation paid to investment brokers increased by $0.6 million, or 3%, as a result of higher commissions and related performance-based compensation paid to Investment Brokers as a result of the higher level of sales production. Administrative and professional salaries increased by $0.7 million, or 9%. The number of support personnel increased to 265 at year-end from 253 at the beginning of the year, which was up from 237 at the beginning of 1994 - resulting in a 6% increase in the average number of support personnel employed during 1995 versus 1994. The support-to-broker personnel ratio increased slightly from 1.23 at June 24, 1994 to 1.24 at June 30, 1995. The Company believes its support-to-broker personnel ratio is appropriate by industry standards considering the Company's size and its emphasis on retail client service. Employee benefits expense and payroll taxes increased by $0.4 million, or 14%, in 1995 which was a function of higher taxable compensation paid relative to total compensation, higher employee count, and increased health insurance expense under the Company's partially self-insured medical plan. Discretionary compensation expense, which includes Company profit sharing contributions and bonuses paid to employees based on calendar year profitability, declined by $1.3 million, or 47%, as a result of the Company's lower level of profitability in 1995 as compared to 1994.

    An increase in the number of quote machines and enhanced service features provided for the use of Investment Brokers and other employees accounted for the $0.4 million, or 17%, increase in communications expense.

    Occupancy and equipment expense increased by $0.3 million, or 16%, as a result of increased rent expense on the Company's office spaces related to relocations and renovations which have taken place over the last 2 years.

    Advertising and sales promotion increased by $0.3 million, or 22%, reflecting the qualification of a larger number of investment brokers for incentive sales programs and a change in the method of estimation and accrual of certain costs related to such programs.

    Postage, stationery and supplies increased by $0.2 million, or 13%, due to a combination of factors including high paper prices in effect for the full year, an estimated 20% increase in the number of client statements being mailed, and the 10% postage rate increase which took effect during 1995.

    Interest expense increased by $1.0 million, or 102%, reflecting increased borrowing levels for 1995 as compared to the previous year for the purpose of financing higher levels of customer receivable balances, and higher interest rates during the first half of 1995 relative to the first half of 1994.

    The $0.5 million increase in other operating expenses is partially due to a $0.3 million increase in the Company's provision for losses on certain legal matters.

1994 Compared With 1993

    Despite an 8% increase in total revenues, net income declined 15% from 1993 to 1994. The earnings decline was concentrated in the second half of 1994 as net income for the first six months of 1994 was 10% higher than 1993 while net income for the last six month period was down 40%. Earnings per share also declined by 15% in 1994 as average shares outstanding were virtually unchanged from the prior period.

    Total revenues increased by $4.0 million in 1994 to $52.1 million. Commissions, investment banking fees, interest and dividends, and advisory and administrative fees all showed significant percentage and dollar increases from 1993 to 1994. The only revenue category failing to show an increase was principal transactions, which declined by 9% from the year-earlier period, primarily as a result of lower net revenues on underwritten municipal bond transactions.

    Commission revenues rose 11% to $26.7 million reflecting the continued growth of the Company's core retail brokerage activities. A 17% increase in mutual fund commissions and a 37% increase in over-the-counter equity securities commissions accounted for $2.1 million of the $2.6 million increase in total commission revenues and offset a 2% decline in commissions on exchange listed securities. Notably, other commission revenue increased $0.8 million, or 125%, due primarily to increased sales of annuity products.

    Revenue from principal transactions declined by 9% to $8.1 million from $8.9 million as a $1.3 million decline in trading profits was only partially offset by increased sales credits on principal transactions in over-the-counter stocks. Municipal bond trading activity was impacted most severely by deteriorating market conditions as trading losses of $0.4 million were posted in 1994 as compared to trading profits of $0.4 million in 1993. The vast majority of the 1994 municipal bond trading loss resulted from two managed underwritten offerings as secondary market municipal trading losses were minimal.

    Revenues from investment banking activities increased by 13% to $10.6 million from $9.4 million in the previous year. Of the $1.2 million increase, underwriting profit and management fees accounted for $0.7 million even though the number of issues managed or co-managed was up only slightly from 1993 to 1994. Syndicate participations, in both common stock and tax-exempt bond offerings, continued to increase from 1993 to 1994. Despite the 13% annual increase, investment banking revenues declined by 18% from the first half to second half of fiscal 1994. A significant decline in tax-exempt bond underwritings, due to the rising interest rate environment, was only partially offset by the revenues resulting from two large managed equity offerings which were completed late in the 1994 fiscal year.

    Interest and dividend income increased from $3.4 million to $4.0 million, or 19%, due primarily to higher interest income on customer margin loans. This increase reflected an increase in the average balances of customer margin accounts and the rise in interest rates over the second six months of 1994.

    While total revenues increased by 8%, total operating expenses rose 11% to $47.4 million in 1994 compared to $42.8 million in 1993. An increase of $3.5 million in compensation and benefits accounted for 74% of the total $4.7 million increase in operating expenses while no other operating expense category accounted for more than 7% of the total increase.

    Compensation and benefits, which represents 71% of the Company's total operating expenses, increased by 11% from 1993 to 1994. Of the $3.5 million total increase, commissions and related performance-based compensation paid to investment brokers as a result of the higher level of sales production increased by $1.6 million or 10%. Salary expense rose 13% to $7.8 million, accounting for $0.9 million of the total increase as the number of support and administrative personnel increased from 237 to 253, or 7%, during the year. During 1994, the Company continued to take steps which were begun in 1993 to improve the quality and depth of its administrative and support staff. Despite the increase in support personnel, the support-to-broker ratio declined from 1.31 to 1.23 during the year as the number of investment brokers increased from 181 to 205. Employee bonuses and profit sharing contributions increased by $0.7 million or 14%. The Company maintains a number of discretionary compensation arrangements with employees which are based on calendar year gross revenues and gross profits calculated on a departmental basis, the aggregate of which does not always directly correlate with overall Company net profits on a fiscal year basis. Payroll taxes, employee benefits and other compensation accounted for the remaining $0.3 million increase in compensation and benefits.

    Postage, stationery and supplies increased by 25% or $0.3 million due primarily by a 31% increase in postage expense. Approximately one-third of the increase in postage expense was due to higher mailing costs associated with the expanded monthly client statement which was introduced in July 1993. The remainder of the increase in postage, stationery and supplies was caused by a higher level of other mailings and increased consumption of stationery and supplies normally related to the recruitment of new investment brokers and support staff.

    Interest expense increased 23% in 1994 to $0.9 million from $0.8 million due to a higher level of average borrowings during 1994 as compared to the previous year and higher average borrowing rates over the second half of 1994. Other operating expenses increased by 8% due to higher local taxes which are based primarily on calendar year gross receipts, increased expenses for employee training and education, and a higher discretionary provision for possible errors and losses, partially offset by a lower provision for possible loss on certain loans in 1994 as compared to 1993.

    The Company's income tax rate increased from 35.2% in 1993 to 36.6% in 1994 due to increases in certain expenses which are not deductible for tax purposes.


EFFECTS OF INFLATION

    The Company's assets consist largely of liquid, financial assets such as cash, trading and investment securities valued at current market prices, and receivable from customers, and are not significantly affected by inflation. The Company's investment in fixed assets such as furniture, equipment, and leasehold improvements is not material relative to its total assets or equity capital, and the impact of inflation on replacement cost of such assets should not materially affect the Company's profitability or financial condition. The general rate of inflation does, however, affect certain operating expenses such as compensation, communications, occupancy, postage, stationery, supplies, and other general and administrative expenses. Because of competitive factors in the securities brokerage industry, increases in these costs resulting from inflation may not be readily recoverable through increased fees for the Company's services and may lead to adverse changes in results of operations and financial condition.

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                         June 30,      June 24,
                                                           1995          1994

ASSETS
  Cash and cash equivalents                           $ 3,761,381    $ 2,410,867
  Cash segregated under Federal regulations                 5,803         13,799
  Receivable from brokers, dealers and
    clearing organizations (note 2)                     2,325,615      1,464,134
  Receivable from customers (note 3)                   64,968,861     59,700,274
  Trading and investment securities,
    at market value (note 4)                           13,366,267      8,419,387
  Exchange memberships, at adjusted cost (market
    value $1,765,500 in 1995 and $1,921,500 in 1994)      838,100        838,100
  Equipment and leasehold improvements, at cost
    (less accumulated depreciation and amortization
     of $4,926,656 in 1995 and $4,230,005 in 1994)      2,162,680      2,160,740
  Deferred income taxes (note 7)                          325,429        126,429
  Other assets (note 9)                                 5,511,907      5,568,576

  Total Assets                                       $ 93,266,043   $ 80,702,306

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Drafts payable                                      $ 1,425,385    $ 6,863,048
  Short term bank loans (note 5)                        6,600,000      2,100,000
  Payable to brokers, dealers and clearing
    organizations (note 2)                                892,994      2,837,382
  Payable to customers (note 3)                        50,782,579     38,185,561
  Securities sold under agreements to
    repurchase                                                  0         21,250
  Securities sold, but not yet purchased,
    at market value (note 4)                              570,788        559,032
  Accounts payable, accrued compensation
    and other liabilities                               7,756,451      6,113,846

  Total Liabilities                                    68,028,197     56,680,119

Stockholders' Equity (notes 6, 8 and 10)
  Common stock, $0.10 par value. Authorized
    10,000,000 shares; issued and outstanding
    2,107,620 in 1995 and 2,102,896 shares
    in 1994                                               210,762        210,290
  Additional paid-in capital                            9,964,773      9,671,859
  Retained earnings                                    15,062,311     14,140,038

  Total Stockholders' Equity                           25,237,846     24,022,187

  Commitments and Contingencies (note 11)

  Total Liabilities and Stockholders' Equity         $ 93,266,043   $ 80,702,306

  See notes to consolidated financial statements.

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     Years Ended

                                                        June 30,       June 24,       June 25,
                                                         1995           1994           1993
REVENUES
  Commissions                                        $ 28,300,683   $ 26,652,182   $ 24,076,218
  Principal transactions                               10,725,020      8,098,878      8,854,206
  Investment banking                                    6,257,511     10,631,124      9,374,097
  Interest and dividends                                5,852,740      4,015,629      3,369,655
  Advisory and administrative service fees              2,781,944      2,419,646      2,211,910
  Other income                                            201,391        290,119        259,641

  Total Revenues                                       54,119,289     52,107,578     48,145,727

EXPENSES
  Employee compensation and benefits (note 8)          34,202,361     33,692,163     30,225,508
  Communications                                        2,985,387      2,561,621      2,391,587
  Occupancy and equipment                               2,443,465      2,101,687      1,983,697
  Advertising and sales promotion                       1,745,289      1,433,942      1,348,514
  Postage, stationery and supplies                      1,741,974      1,548,291      1,235,975
  Brokerage, clearing and exchange fees                 1,010,292        952,735        972,927
  Data processing                                         920,506        858,559        754,102
  Interest                                              1,900,923        941,721        762,849
  Other operating expenses                              3,880,677      3,352,264      3,095,144

  Total Expenses                                       50,830,874     47,442,983     42,770,303

  Income before income taxes                            3,288,415      4,664,595      5,375,424

  Income taxes (note 7)                                 1,187,000      1,706,244      1,893,000

  Net income                                          $ 2,101,415    $ 2,958,351      3,482,424


  Earnings per common share                                 $1.00          $1.40          $1.65

  See notes to consolidated financial statements.

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Years Ended June 30, 1995, June 24, 1994, and June 25,1993

                                     Common
                                     Stock           Common     Additional
                                    Number of        Stock        Paid-in       Retained
                                     Shares          Amount       Capital       Earnings         Total
Balance at June 26, 1992            1,756,573      $ 175,657    $ 9,269,487   $ 10,304,934   $ 19,750,078
Issuance of common stock
 (notes 8 and 10)                      28,434          2,843        336,079         -             338,922
Purchase and retirement of
 common stock (note 10)               -11,400         -1,140        -60,512        -95,248       -156,900
Cash dividends
 ($0.58 per share)                      -              -              -         -1,237,840     -1,237,840
Net income                              -              -              -          3,482,424      3,482,424

Balance at June 25, 1993            1,773,607        177,360      9,545,054     12,454,270     22,176,684
Issuance of common stock
 (notes 8 and 10)                      37,806          3,781        446,648         -             450,429
Purchase and retirement of
 common stock (note 10)               -59,000         -5,900       -319,843       -500,009       -825,752
Cash dividends
 ($0.35 per share)                      -              -              -           -737,525       -737,525
Stock split effected as a
 stock dividend (note 10)             350,483         35,049          -            -35,049          -
Net income                              -              -              -          2,958,351      2,958,351

Balance at June 24, 1994            2,102,896        210,290      9,671,859     14,140,038     24,022,187
Issuance of common stock
 (notes 8 and 10)                      52,407          5,240        513,918         -             519,158
Purchase and retirement of
 common stock (note 10)               -47,683         -4,768       -221,004       -338,379       -564,151
Cash dividends
 ($0.40 per share)                      -              -              -           -840,763       -840,763
Net income                              -              -              -          2,101,415      2,101,415

Balance at June 30, 1995            2,107,620      $ 210,762    $ 9,964,773   $ 15,062,311   $ 25,237,846

 See notes to consolidated financial statements.

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Years Ended
                                                                  June 30,      June 24,        June 25,
                                                                    1995          1994            1993
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                     $ 2,101,415    $ 2,958,351    $ 3,482,424
 Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
 Depreciation and amortization                                      720,494        643,185        545,743
 (Gains) on disposition of equipment                                 -1,712          -              -
 Deferred income taxes                                             -199,000         19,000        -94,000
 Write down of exchange memberships                                   -              9,950          -
 Allowance for doubtful accounts                                     87,000          -            216,161
 Changes in assets and liabilities:
 Cash segregated under Federal regulations                            7,996      3,239,294     -3,249,127
 Receivable from brokers, dealers and
     clearing organizations                                        -861,481        204,529       -163,419
 Receivable from customers                                       -5,355,587     -9,842,709    -12,492,208
 Trading securities                                              -4,938,079      3,095,131     -2,843,690
 Other assets                                                      -154,458      1,838,187     -2,880,894
 Payable to brokers, dealers and clearing organizations          -1,944,388      1,160,164      1,054,457
 Payable to customers                                            12,597,018       -601,683      7,220,014
 Securities sold, but not yet purchased                              11,756        -63,532        243,952
 Accounts payable, accrued compensation
   and other liabilities                                          1,624,608       -123,341        498,385

Net cash provided by (used for) operating activities              3,695,582      2,536,526     -8,462,202

CASH FLOWS FROM FINANCING ACTIVITIES
 Net change in drafts payable                                    -5,437,663      6,785,168         77,880
 Net change in short term bank loans                              4,500,000     -7,200,000      9,300,000
 Net change in securities sold under agreements to repurchase       -21,250          3,707           -520
 Cash dividends paid                                               -822,766     -1,325,147     -1,511,397
 Purchase and retirement of common stock                           -564,151       -825,752       -156,900
 Issuance of common stock                                           519,158        450,429        338,922

Net cash provided by (used for) financing activities             -1,826,672     -2,111,595      8,047,985

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sales of not readily marketable securities           196,637         76,321         16,671
 Purchases of not readily marketable securities                    -205,438       -190,962        -63,438
 Proceeds from disposition of investment real estate                804,638          -              -
 Proceeds from disposition of equipment                              13,474          7,500          -
 Purchases of equipment and leasehold improvements                 -721,384       -812,742     -1,229,497
 Repayments of  loans receivable                                    314,678        159,430        155,912
 Increase in loans receivable                                      -921,001       -811,442        -23,158

Net cash used for investing activities                             -518,396     -1,571,895     -1,143,510

Net increase (decrease) in cash and cash equivalents              1,350,514     -1,146,964     -1,557,727

Cash and cash equivalents at beginning of year                    2,410,867      3,557,831      5,115,558

Cash and cash equivalents at end of year                        $ 3,761,381    $ 2,410,867    $ 3,557,831

Cash paid during the year for interest                          $ 1,905,064     $  945,817      $ 749,025
Cash paid during the year for income taxes                      $ 1,231,106    $ 1,766,033    $ 1,930,487

 See notes to consolidated financial statements.

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Scott & Stringfellow Financial, Inc. (the "Parent") is a holding company which owns all of the outstanding capital stock of Scott & Stringfellow, Inc. ("Scott & Stringfellow") and of other diversified financial services subsidiaries.

Scott & Stringfellow, the Parent's principal subsidiary, is a broker-dealer registered under the Securities Exchange Act of 1934. A summary of the significant accounting policies of Scott & Stringfellow Financial, Inc. and subsidiaries (collectively, the "Company") is presented below.

A. REPORTING PERIOD. The Company ends its fiscal year on the last Friday in June. As a result, the Company's consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 30, 1995, June 24, 1994, and June 25, 1993 include the results of operations, changes in stockholders' equity, and cash flows for fifty-three weeks, fifty-two weeks, and fifty-two weeks, respectively.

B. PRINCIPLES OF CONSOLIDATION. The Company's consolidated financial statements include all of the accounts of Scott & Stringfellow Financial, Inc. and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

C. SECURITIES TRANSACTIONS. Securities transactions and related revenues and expenses are recorded on settlement date (normally the third business day following the transaction date), which is not materially different from a trade date basis. Prior to June 7, 1995, the settlement date was normally the fifth business day following the transaction date.

Trading and investment securities are valued at market except for not readily marketable securities, which are valued at estimated fair value as determined by management. Unrealized gains and losses are included in revenues from principal transactions in the accompanying consolidated statements of income.

D. REPURCHASE AGREEMENTS. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded at the amount for which the securities will subsequently be reacquired.

E. INVESTMENT BANKING. Management fees on investment banking transactions and selling concessions are recorded on settlement date, which is not materially different from a trade date basis. Underwriting fees, net of expenses, are generally recorded on the date the underwriting syndicate is closed.

F. CONSOLIDATED STATEMENTS OF CASH FLOWS. For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to be comprised of cash on hand, cash on deposit with financial institutions, and money market investments with original maturities of ninety days or less. At June 30, 1995 and June 24, 1994, cash equivalents included $1,301,212 and $1,253,868 of money market investments, respectively.

G. INCOME TAXES. The Parent and its subsidiaries file consolidated income tax returns. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

H. EQUIPMENT AND LEASEHOLD IMPROVEMENTS. The Company depreciates furniture and equipment using straight-line and accelerated methods, based on estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

I. EARNINGS AND DIVIDENDS PER COMMON SHARE. Earnings and dividends per common share are calculated by dividing net income and dividends, respectively, by the weighted average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents include unexercised stock options and are determined using the treasury stock method.

The number of shares used in the earnings and dividends per common share calculations are 2,108,915 for the year ended June 30, 1995, 2,115,393 for the year ended June 24, 1994 and 2,115,269 for the year ended June 25, 1993.

The weighted average shares of common stock and common stock equivalents have been adjusted for all periods to reflect the effect of a 6:5 stock split effected in the form of a 20% stock dividend distributed on August 26, 1994.

NOTE 2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS.

Receivable from and payable to brokers, dealers and clearing organizations consist of the following:

                                                June 30,        June 24,
                                                  1995            1994
Receivable from brokers, dealers, and
clearing organizations:
   Securities failed to deliver                 $ 431,779      $ 216,940
   Deposits paid for securities borrowed        1,584,620      1,150,900
   Receivable from clearing organizations         309,216         96,294

   Total                                      $ 2,325,615    $ 1,464,134

Payable to brokers, dealers, and
clearing organizations:
   Securities failed to receive                 $ 265,653      $ 453,081
   Deposits received for securities loaned         46,400      1,053,100
   Payable to clearing organizations              580,941      1,331,201

   Total                                        $ 892,994    $ 2,837,382

NOTE 3.  RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The balances represent the net amounts receivable from and payable to customers in connection with normal cash and margin transactions. The amounts receivable from customers are collateralized by securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements.

A substantial portion of receivables from customers are comprised of customers residing in the southeastern portion of the United States.

Included in receivable from and payable to customers are balances with officers and directors of the Company as follows:

                                             June 30,       June 24,
                                               1995           1994

     Receivable from                       $ 2,303,046    $ 2,174,218

     Payable to                               $ 99,022      $ 111,161


NOTE 4.  TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of the following:

                                                      June 30,       June 24,
                                                        1995           1994

  Owned:
     U.S. government and government
       agency obligations                             $ 190,635      $ 388,934
     State and municipal obligations                 10,159,029      4,799,478
     Corporate bonds                                    280,260        441,020
     Corporate stocks                                 2,215,813      2,288,830
     Other                                              159,224         77,643
       Sub-total                                     13,004,961      7,995,905

     Not readily marketable securities, at
       estimated fair value                             361,306        423,482

     Total                                         $ 13,366,267    $ 8,419,387

  Sold, but not yet purchased, at market value:
     State and municipal obligations                   $ 86,239       $ 25,028
     Corporate bonds                                     88,303         77,423
     Corporate stocks                                   351,332        451,067
     Other                                               44,914          5,514

     Total                                            $ 570,788      $ 559,032

NOTE 5.  SHORT-TERM BANK LOANS

Short-term bank loans are secured by customer-owned securities purchased on margin or firm-owned securities. Short-term bank loans are generally made at the bank's broker call rate and are payable on demand. The value of customer-owned securities and firm-owned securities pledged as collateral at June 30, 1995 was approximately $20,000,000 and $1,800,000, respectively.

NOTE 6.  NET CAPITAL REQUIREMENTS

Scott & Stringfellow is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. and elects to compute its net capital requirements in accordance with the alternative method.

Under this method, Scott & Stringfellow is required to maintain minimum net capital, as defined, equal to two percent of aggregate debit balances arising from customer transactions, as defined. The net capital rules also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate debits. At June 30, 1995, Scott & Stringfellow's net capital of $17,074,172 was 25% of aggregate debit balances and was $15,734,228 in excess of the minimum net capital required.

NOTE 7.  INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

                                         Years Ended
                            June 30,       June 24,       June 25,
                              1995           1994           1993
  Current:
     Federal              $ 1,208,000    $ 1,502,924    $ 1,751,000
     State                    178,000        184,320        236,000
       Total current        1,386,000      1,687,244      1,987,000

  Deferred:
     Federal                 -166,000         16,000        -78,000
     State                    -33,000          3,000        -16,000
       Total deferred        -199,000         19,000        -94,000

  Total                   $ 1,187,000    $ 1,706,244    $ 1,893,000

Income tax expense differs from the amount computed by applying the 34% statutory Federal income tax rate to income before income taxes for the following reasons:

                                                                        Years Ended
                                                             June 30,     June 24,     June 25,
                                                               1995         1994         1993
Federal tax, computed at statutory rate                    $ 1,118,000  $ 1,586,000  $ 1,827,600
State income taxes, net of Federal tax benefit                  95,700      123,600      145,200
Tax-exempt interest and dividends, net of
  non-deductible carrying charges                              -92,100      -69,500      -95,900
Meals and entertainment                                         51,500       25,700       19,500
Other, net                                                      13,900       40,444       -3,400
  Income tax expense                                       $ 1,187,000  $ 1,706,244  $ 1,893,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                              June 30,       June 24,
                                                                1995           1994
Deferred tax assets:
  Deferred compensation                                      $ 274,762      $ 121,050
  Accrued expenses for financial reporting purposes            226,399        150,972
  Loans receivable, principally due to allowance for
    doubtful accounts                                          100,420        197,250
     Total gross deferred tax assets                           601,581        469,272
     Less: valuation allowance                                   -              -
     Deferred tax assets                                       601,581        469,272

Deferred tax liabilities:
  Exchange seats, principally due to differences in
    assigned values and tax bases                             -191,430       -195,261
  Other, principally due to differences in assigned
    values and tax bases of investments                        -84,722       -147,582
     Total gross deferred tax liabilities                     -276,152       -342,843

     Net deferred tax asset                                  $ 325,429      $ 126,429

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary. Based on the Company's historical earnings, future expectations of taxable income and the reversing of gross deferred tax liabilities and potential net operating loss carrybacks, management believes it is more likely than not that the Company will realize the gross deferred tax assets. However, there can be no assurances that the Company will generate taxable income in any future period or that the reversal of timing differences attributable to gross deferred tax liabilities will occur during the future tax periods as currently expected.

NOTE 8.  EMPLOYEE BENEFIT PLANS

The Company maintains an employee profit sharing plan which incorporates a 401(k) feature and covers substantially all employees. Employees may contribute up to fifteen percent of their individual earnings to the plan each year, subject to an annual limitation established by the Internal Revenue Code. In addition to employee contributions, matching contributions and profit sharing contributions may be made at the discretion of the Company. Under the plan, matching contributions of $280,143, $257,483, and $240,896 were made in 1995, 1994, and 1993, respectively. Additional contributions, determined on the basis of calendar year profitability, totaled $794,095 in 1995, $2,080,027 in 1994, and $1,802,992 in 1993.

The Company also maintains a non-qualified and unfunded deferred compensation plan for the benefit of selected highly compensated employees. This plan allows the participants to defer compensation and to receive discretionary profit sharing contributions beyond the Internal Revenue Code limitations governing the Company's profit sharing plan. Company expense pursuant to this plan amounted to $120,065 in 1995, $70,308 in 1994, and $78,993 in 1993. At June 30, 1995 and June 24, 1994, the Company's
obligations under this plan amounted to $713,667 and $314,415, respectively, which are included in other liabilities in the accompanying consolidated statements of financial condition.

The Company also maintains an employee stock purchase plan, which allows substantially all employees to acquire shares of the Company's common stock through a payroll deduction program. Shares are issued to the plan trust quarterly at a price equal to 85% of the fair market value as defined in the plan. During 1995, a total of 43,066 shares of common stock were issued to this plan at an average price of $10.34 per share. During 1994, 32,306 shares were issued at an average price of $12.23 per share. During 1993, 20,494 shares were issued at an average price of $12.55 per share.

NOTE 9.  TRANSACTIONS WITH RELATED PARTIES

Loans to related entities and directors and officers of the Company, exclusive of amounts included in receivable from customers as discussed in note 3, amounted to $306,316 and $377,654 at June 30, 1995 and June 24, 1994, respectively. These loans mature according to varying terms and are generally made at rates reflecting the Company's cost of funds at the time the loans are made. The loans are included in other assets in the accompanying consolidated statements of financial condition.

NOTE 10.  COMMON STOCK TRANSACTIONS

During 1995, 1994, and 1993, the Company repurchased and retired 47,683, 59,000, and 11,400 shares, respectively, of its common stock. Of the shares repurchased, 1,968 were repurchased from a director at a cost of $21,648 in 1995, 4,000 were repurchased from a director at a cost of $57,000 in 1994, and 6,400 were repurchased from a director at a cost of $94,400 in 1993.

The Company has a stock option plan pursuant to which options to purchase up to 480,000 shares of common stock may be granted to eligible employees. Stock options granted under the plan will be either incentive stock options, as defined by the Internal Revenue Code, or non-qualified stock options. Stock appreciation rights may also be granted under the plan.

The following table summarizes stock share option activity:

  Outstanding June 26, 1992                 110,280
  Granted                                    58,800
  Canceled                                   -5,400
  Exercised                                  -9,528

  Outstanding June 25, 1993                 154,152
  Granted                                    80,400
  Canceled                                   -2,760
  Exercised                                  -6,600

  Outstanding June 24, 1994                 225,192
  Granted                                    43,000
  Canceled                                  -12,247
  Exercised                                  -9,281

  Outstanding June 30, 1995                 246,664

All stock options activity has been restated to reflect the 6:5 stock split effected in the form of a 20% stock dividend, which was declared on May 18, 1994 and distributed to stockholders on August 26, 1994. These options become exercisable over periods ranging from two to seven years from the date of grant and expire 10 years from the date of grant (between October 1997 and March 2005.) The outstanding options are exercisable at prices ranging from $6.04 per share to $12.50 per share. 54,480 share options are exercisable at June 30, 1995.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain data processing and communications equipment under operating leases expiring at various dates to 2005. Minimum future rental payments required under such leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 1995 are as follows:


  Year                               Minimum Rental Commitments
                             Office Space      Equipment       Total

  1996                        $ 1,675,022      $ 471,897    $ 2,146,919
  1997                          1,470,058        439,764      1,909,822
  1998                          1,137,770        342,892      1,480,662
  1999                          1,018,776         88,446      1,107,222
  2000                            838,304         40,410        878,714
  Thereafter                    4,150,809          -          4,150,809

  Total                      $ 10,290,739    $ 1,383,409   $ 11,674,148

Some of the Company's leases contain escalation clauses and renewal options. Total rent expense under operating leases approximated $1,885,000 in 1995, $1,631,000 in 1994, and $1,533,000 in 1993.

As of June 30, 1995, the Company had a $1.5 million irrevocable letter of credit available for the purpose of collateralizing certain customer option positions. No amounts were outstanding with respect to this letter of credit at June 30, 1995 or June 24, 1994.

The Company has been named in legal actions relating to its securities business. In the opinion of management, based upon consultation with legal counsel handling such matters, the resolution of open litigation is not expected to have a material adverse effect on the financial position of the Company.

NOTE 12.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company records securities transactions on a settlement date basis, generally the third business day following the transaction. The risk of loss on unsettled transactions is identical to settled transactions and relates to the customers' or brokers' inability to meet the terms and conditions of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed.

The Company executes and clears customers transactions involving the sale of securities not yet purchased as well as the writing or sale of option contracts. Substantially all of these transactions, with the exception of the writing of fully covered option contracts, are effected on a margin basis subject to individual exchange regulations. These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers
may incur.   In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In addition, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. Much of this collateral is held by independent third parties, and if the third party is unable to meet is contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring these securities at prevailing market prices in order to satisfy its customer obligations.

REPORT ON MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING


  The accompanying Consolidated Financial Statements and related financial information contained in this annual report have been prepared by and are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based upon the judgement and estimates of management.
 .
  Management maintains a system of internal accounting controls and internal auditing procedures designed to provide reasonable assurance, at a reasonable cost, of the accuracy and reliability of the Company's financial records and the protection of its assets. The financial statements contained in this annual report have been audited by KPMG Peat Marwick LLP, independent auditors, whose report follows. This audit includes a review of the Company's internal accounting controls and internal auditing procedures to the extent required by generally accepted auditing standards.

  The Audit Committee of the Board of Directors, which includes three outside directors, meets periodically with the internal auditor, the independent auditors, and management to discuss auditing, internal accounting, and financial reporting matters and to insure that each is properly discharging its responsibilities. Both the independent and internal auditors have access to the Audit Committee without the presence of management.

  Management believes that during fiscal 1995 its system of internal accounting controls and internal auditing procedures were adequate to accomplish their intended objectives of assuring the accuracy and reliability of the Company's financial information and the protection and control of its assets.


Steven C. DeLaney
Senior Vice President and Chief Financial Officer


C. Lewis Loth
Vice President and Controller


Mike D. Johnston
Vice President and Treasurer

REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Scott & Stringfellow Financial, Inc.

  We have audited the accompanying consolidated statements of financial condition of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 30, 1995 and June 24, 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 30, 1995, June 24, 1994, and June 25, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scott & Stringfellow Financial, Inc. and subsidiaries at June 30, 1995 and June 24, 1994, and the results of their operations and their cash flows for the years ended June 30, 1995, June 24, 1994, and June 25, 1993, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP



Richmond, Virginia
August 7, 1995

  Scott & Stringfellow Financial, Inc. Common Stock is traded on the NASDAQ National Market System under the symbol "SCOT." As of June 30, 1995, there were 378 holders of record of the Company's Common Stock. The table below provides a comparative summary of the prices for the Company's Common Stock and cash dividends declared for the years ended June 30, 1995 and June 24, 1994.

                          Common Stock Prices (1)        Dividends Per Share (2)
                         1995               1994             1995      1994
                    High      Low       High      Low

First Quarter     $ 14.88   $ 11.50   $ 15.00   $ 13.25     $ .10     $ .08
Second Quarter      11.75     11.00     15.50     14.00       .10       .09
Third Quarter       13.75     11.00     16.00     14.25       .10       .09
Fourth Quarter      13.50     12.09     15.50     13.50       .10       .09


(1) Common Stock prices are actual historical prices and have not been adjusted for the August 1994 stock split

(2) All dividend per share amounts have been adjusted to reflect a 6:5 stock split effected in the form of a 20% stock dividend declared on May 18, 1994, and distributed on August 26, 1994, to shareholders of record on August 5, 1994.