Form 10-K405, Exhibit 13
period 1996-06-28
SCOTT & STRINGFELLOW FINANCIAL INC
filed 1996-09-26
CIK 802555

Exhibit 13

SELECTED FINANCIAL DATA
(In thousands except per share amounts and Other Company Data)

                                                                          Year Ended

                                               June 28,       June 30,      June 24,      June 25,      June 26,
                                                 1996           1995          1994          1993          1992
Results of Operations

Total Revenues                                 $ 73,165       $ 54,119      $ 52,108      $ 48,146      $ 46,240
Income before income taxes                        6,568          3,288         4,665         5,375         5,174
Net income                                        4,176          2,101         2,958         3,482         3,289


Per Share Data

Earnings per share                               $ 1.92         $ 1.00        $ 1.40        $ 1.65        $ 1.53
Cash dividends per share (1)                       0.42           0.40          0.35          0.58          0.68
Book value per share                              12.70          11.97         11.42         10.42          9.37
Weighted average common shares
     and equivalents outstanding                  2,171          2,109         2,115         2,115         2,150

Financial Condition

Total assets                                   $114,249       $ 93,266      $ 80,702      $ 79,484      $ 58,975
Total liabilities                                88,558         68,028        56,680        57,307        39,225
Total stockholders' equity                       25,690         25,238        24,022        22,177        19,750

Other Financial Data

Profit margin:

     Pre-tax                                       9.0%           6.1%          9.0%         11.2%         11.2%
     After-tax                                     5.7%           3.9%          5.7%          7.2%          7.1%
Return on average equity:

     Pre-tax                                      24.1%          13.3%         20.2%         25.5%         26.3%
     After-tax                                    15.3%           8.5%         12.8%         16.5%         16.7%

Other Company Data

Total employees                                     520            479           458           418           387
Investment brokers                                  223            214           205           181           170
Branch offices                                       28             26            25            26            26


     (1) Includes $.29 special dividend in 1993 and $.43 special dividend in 1992.

                                      13.1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

General

     The Company is the holding company for Scott & Stringfellow, Inc., a regional brokerage, investment banking, and financial services firm headquartered in Richmond, Virginia. Scott & Stringfellow operated as a partnership from its founding in 1893 until its incorporation in 1974. The firm has been a member of the New York Stock Exchange since June 20, 1895. The holding company was established in 1986 in connection with an initial public offering of common stock. Since 1986, the Company has experienced moderate growth through strategic acquisitions, the opening of new branch offices in communities within its market area, and the hiring of additional investment brokers. The Company now operates 28 offices in communities located across Virginia, North Carolina, West Virginia, and South Carolina and has approximately 520 employees including 223 Investment Brokers.

     As a full-service firm, Scott & Stringfellow's securities brokerage activities include retail and institutional brokerage and the distribution of mutual funds, money market funds, and insurance products; and specialized financial services including individual retirement account custodial services, portfolio evaluation, financial planning, and managed account services. Scott & Stringfellow also provides loans to clients which are secured by marketable securities held in margin accounts. These brokerage activities are supported by an in-house equity research department and trading desks for over-the-counter equities, municipal bonds and taxable fixed income securities. The Company's investment banking activities include the management of and participation in underwritings of corporate and municipal securities and financial advisory services to public and private companies and municipalities. Additionally, Scott & Stringfellow Capital Management, a wholly owned subsidiary, provides fee-based, investment advisory services to both individual and institutional clients.

     During fiscal 1996, approximately 84% of the Company's total revenues were derived from brokerage and investment banking including 77% from retail brokerage, 5% from institutional brokerage, and 2% from investment banking fees. Of the Company's remaining revenues, dividends and interest income provided 9% and investment advisory and administrative service fees and other income provided provided 7%. Because of the interdependence of various activities and departments of the Company's business, and the arbitrary assumptions which would be involved in allocating overhead, including administrative, operations, communications and data processing expenses, it is not appropriate to state a percentage contribution to net income of each aspect of the Company's operations.

     The Company's profitability is largely sensitive to the market volume of trading in securities and the relative level and volatility of market prices for equity and fixed income securities. Many of the Company's activities have high operating costs which do not decrease proportionately with reduced levels of activity and may even increase during such periods. Moreover, many of these operating costs may increase at a proportionately greater rate than revenues during periods of increased activity. While the Company attempts to develop revenue sources which are less sensitive to financial market conditions, its profitability is adversely affected by sustained periods of reduced transaction volume or loss of brokerage clients. The Company's profitability is also adversely affected when it is unable to compensate for increases in fixed costs through increased transaction volume or the pricing of its services.

     Scott & Stringfellow is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and Scott & Stringfellow Capital Management is registered with the SEC as an investment advisor. Accordingly, the Company is subject to SEC rules applicable to broker-dealers and investment advisors and to rules promulgated by securities industry self-regulatory agencies, such as the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB"). As a member of the New York Stock Exchange, the Company is also subject to its rules and to a periodic examination of the Company's broker-dealer operations. Scott & Stringfellow is a member of the Securities Investor Protection Corporation ("SIPC") which insures customer accounts of member broker-dealers.

                                      13.2

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds include its net income adjusted for non-cash items, cash balances payable to clients, broker-dealers, and others, and short-term bank financing. As set forth in the Consolidated Statement of Cash Flows for the year ended June 28, 1996, presented in the financial statements which follow, cash provided by operations was $4.2 million, of which $3.1 million was used for investing activities and $0.2 million was used for financing activities, resulting in an increase in cash and cash equivalents of $0.8 million. Of particular note, purchases of equipment and leasehold improvements totaled $1.7 million, an increase of $1.0 million from the amount expended in the previous fiscal year, which was partially attributable to implementation of the Company's technology plan as well as renovation and relocation of offices.

     During fiscal 1996, the Company's total assets increased by 22% to $114.2 million from $93.3, primarily as a result of increases in receivables from customers, representing higher loan balances to finance clients' purchases or carrying of securities on margin. Receivables from customers represent 69% of the Company's total assets and have increased by an average of 17% over the past three fiscal years. Approximately 88% of the Company's total assets, including receivables from customers, are liquid, consisting of cash or assets convertible into cash.

     The Company has historically funded its assets with equity capital, customer credit balances, and short-term bank loans. At June 28, 1996, total stockholders' equity was $25.7 million, or 23% of total assets. The Company's largest liability, payable to customers, amounted to $60.6 million, or 53% of total assets at June 28, 1996, an increase of 19% from June 30, 1995 to June 28, 1996. The remaining funding was provided primarily by short-term liabilities arising in the ordinary course of the Company's business and by short-term bank loans. Short-term bank loans are used from time to time to finance periodic increases in receivables from customers and trading securities. Such loans are secured by either customer-owned securities held in margin accounts or firm-owned securities held in inventory accounts. The Company maintains lines of credit from established financial institutions totaling $58.0 million, of which $3.6 million was outstanding as of June 28, 1996. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

     During the last month of the fiscal year, the Company repurchased 200,000 of its common shares through a "Dutch Auction" tender offer. The shares were purchased at a price of $19.00 per share for a total cost of $3.8 million. The Company made this offer because management believes that, given the Company's business, assets and prospects and the current market price of its shares, the purchase of the shares is an attractive use of the Company's funds. In addition to the tender offer, 1,392 shares were repurchased through the open market. The Company plans to continue repurchasing its shares from time to time as conditions warrant. The company also declared cash dividends of $0.9 million during the year.

     The Company issued 116,247 shares of stock during the fiscal year. Of this total, 67,675 shares were issued to the Company's employee stock purchase plan for proceeds of $0.9 million. This source of equity financing is expected to increase in future years as participation in this plan and the balance of its holdings increases.

     Scott & Stringfellow is subject to the net capital requirements of the Securities and Exchange Commission and the New York Stock Exchange, which are designed to measure the general financial soundness and liquidity of broker-dealers. The Company has consistently operated well in excess of the minimum regulatory net capital requirements and believes that it ranks among the best capitalized firms in the brokerage industry relative to its size. At June 28, 1996, Scott & Stringfellow's net capital of $15.1 million exceeded the minimum requirement by approximately $13.5 million.

     Management believes that funds provided by earnings, combined with its liquid capital base and its present lines of credit, will be fully adequate to meet the Company's financing needs for the foreseeable future.

                                      13.3

RESULTS OF OPERATIONS

     The results of the Company's operations over the three year period covered by fiscal years 1996, 1995, and 1994 reflect increasing levels of both revenues and expenses, as the Company attempts to maintain adequate profit margins during a period of generally favorable financial market conditions and competitive conditions within its industry.

     The following table provides a summary of the changes in the major categories of revenues and expenses in both dollar amounts and percentage terms for the years ended June 28, 1996, June 30, 1995, and June 24, 1994, and serves as a basis for the comparative discussion of the results of operations for the last three fiscal years which follows. In this discussion, these three fiscal years are referred to as 1996, 1995, and 1994, respectively. Because the Company's fiscal periods end with the last Friday of each month, the results of operations for fiscal year 1995 include 53 weeks of activity while the results of operations for fiscal years 1996 and 1994 include 52 weeks of activity.

                        CHANGES IN RESULTS OF OPERATIONS


(In thousands)                                  1996 vs. 1995                     1995 vs. 1994
                                             Increase (decrease)               Increase (decrease)
                                            Amount       Percent              Amount         Percent
Revenues
     Commissions                         $ 11,602              41%           $ 1,649               6%
     Principal transactions                   434               4%             2,626              32%
     Investment banking                     4,302              69%            -4,373             -41%
     Interest and dividends                   769              13%             1,837              46%
     Advisory and administrative fees       1,895              68%               362              15%
     Other                                     44              22%               -89             -30%

        Total revenues                     19,046              35%             2,012               4%

Expenses
     Employee compensation
        and benefits                       12,799              37%               510               2%
     Communications                           320              11%               424              17%
     Occupancy and equipment                  614              25%               342              16%
     Advertising and sales promotion           96               6%               311              22%
     Postage, stationery and supplies         387              22%               194              13%
     Brokerage, clearing and
        exchange fees                         302              30%                58               6%
     Data processing                          260              28%                62               7%
     Interest                                 379              20%               959             102%
     Other operating expenses                 610              16%               528              16%

        Total expenses                     15,767              31%             3,388               7%

     Income before income taxes             3,279             100%            -1,376             -30%

     Income taxes                           1,205             102%              -519             -30%

     Net income                             2,074              99%             - 857             -29%


                                      13.4

1996 Compared With 1995

        The Company enjoyed record revenues and profits in 1996 as a result of generally favorable equity market conditions, the completion of 10 managed equity offerings, and healthy increases in advisory and administrative fees. Net income was a record $4.2 million, an increase of 99% from the previous year. Earnings per share of $1.92 represented an increase of 92% from the previous year as weighted average outstanding common shares and equivalents increased by 3%.

        Total revenues increased by $19.0 million, or 35%, in 1996 to a record $73.2 million. Revenues increased in each revenue category, led by an $11.6 million, or 41%, increase in commissions and a $4.3 million, or 69% increase in revenues from investment banking activities. Increased levels of revenue from advisory and administrative fees also contributed significantly to the Company's growth and profitability.

        The increase in commissions revenue was concentrated in equity and mutual fund securities. Commissions on equity securities transactions accounted for $7.9 million of the overall $11.6 million increase in commissions. Mutual funds commissions increased by $2.4 million. Together, these categories represented 88% of the total increase in commissions revenue. Commissions from the sale of annuity products increased by $0.7 million, or 42%, and now account for 6% of total commissions revenue. An increase in commissions on option transactions of $0.4 million, or 50%, also contributed to the overall increase.

        Revenues from principal transactions include sales credits or "mark-ups" on most fixed income security transactions as well as over-the-counter equity securities. Principal transactions revenue also reflects the trading profits or losses as the Company buys and sells these securities. Principal transactions revenues were up only $0.4 million, or 4%, from the previous fiscal year as higher transaction volumes in equity securities offset sharply lower volumes, as well as trading losses, in fixed income securities. Sales credits from over-the-counter equity securities increased by $2.0 million, or 38%, reflecting the on-going favorable equity market conditions. However, sales credits from fixed income securities declined markedly, reflecting a recent lack of investor enthusiasm for these securities. In particular, sales credits from municipal bond transactions declined by $0.9 million, or 32%. In addition, municipal bond trading losses of $0.2 million were incurred in 1996, compared with profits of $0.3 million in 1995.

        The $4.3 million increase in revenues from investment banking activities reflected a sharp increase in the number of managed equity offerings during 1996. Following a very poor year for equity underwritings in 1995, selling concessions on underwritten equity securities increased by $3.0 million, or 108%, principally due to an increase in the number of managed equity offerings to 10 from 2 in the previous year. The number of equity syndicate participations increased to 197 from 149. The increase in the number of managed equity offerings also contributed to a $1.8 million increase in underwriting profits and management fees, an important and profitable source of revenue for the Company. Despite the general decline in commissions on fixed income securities, underwriting activity for municipal bonds increased from the depressed level of 1995 as selling concessions on managed underwritten municipal bond offerings increased by $0.4 million. Fee income from corporate finance services declined by $0.7 million, or 36%, in 1996 as compared to 1995, during which revenue from corporate finance engagements was very strong.

        Interest and dividend income increased by $0.8 million, or 13%, from 1995 to 1996. Interest income received from clients on margin account borrowings increased by $0.6 million, or 10%. The average balances of client margin borrowings increased by approximately 16% from 1995 to 1996, offsetting a decline in the average margin interest rate of approximately 40 basis points from 1995 to 1996.

        The increase in revenue from advisory and administrative fees reflects growth from three distinct sources: the investment advisory services provided by Scott & Stringfellow Capital Management, Inc., the introduction of a new managed account service, and fees charged for administrative services provided by the Company. Investment advisory fees increased by $0.5 million, or 64%, as assets under management grew from $164 million at the end of 1995 to $311 million at the end of 1996. Managed account services, which entail a fee based on a percentage of the client's managed

                                      13.5
assets in lieu of charging standard brokerage commissions, provided revenue of $0.3 million in its first full year under the current marketing program. Fees from administrative services, which include money market services, IRA custodial services, and postage and handling services, accounted for the remaining $1.1 million increase in revenue from investment and advisory fees.

        Total expenses increased by $15.8 million, or 31%, reflecting the variable nature of a large portion of the Company's expenses, principally compensation. In addition, the average number of personnel employed during 1996 increased by approximately 7% over 1995, contributing to increases in both compensation and non-compensation expenses. Implementation of a new technology plan and continued improvements to office space also contributed to increased expenses.

        Employee compensation and benefits increased by $12.8 million, or 37%, from 1995 to 1996. As the largest category of expense, the increase in compensation expense represented 81% of the total increase in expenses. Commission and performance-based compensation paid to investment brokers increased by $7.0 million, or 40%, as a result of the higher level of sales production. Other performance-based compensation, based upon departmental and product revenues and profitability, increased by $2.2 million, or 76%. Administrative and professional salaries increased by $0.9 million, or 11%, as the average number of support personnel employed during 1996 increased by 8% over 1995. The support-to-broker personnel ratio increased to 1.33 at June 28, 1996 from 1.24 at June 30, 1995. The Company believes its support-to-broker personnel ratio is appropriate by industry standards considering the Company's size and its emphasis on retail client service. Discretionary compensation expense, which includes Company profit sharing contributions and bonuses paid to employees based on calendar year profitability, increased by $2.0 million, or 140%, as a result of the Company's much higher level of profitability in 1996 as compared to 1995. The remaining increase in employee compensation and benefits was due primarily to higher payroll taxes and employee benefits, caused by the higher employee count and compensation expense.

        Communications expense, primarily comprised of telephone and market quote services, increased by $0.3 million, or 11%, due primarily to higher long distance telephone charges.

        Occupancy and equipment expense increased by $0.6 million, or 25%, as a result of higher rent expense on the Company's office spaces related to new offices, expansions, relocations and renovations and higher depreciation expense because of equipment placed in service during 1996 pursuant to the Company's technology plan and the office improvements. Capital expenditures were $1.7 million in 1996, an increase of 142% from the previous year.

        Advertising and sales promotion increased by $0.1 million, or 6%, due to modest increases in advertising and travel and entertainment expenditures.

        Postage, stationery and supplies increased by $0.4 million, or 22%, due to the ongoing increase in the volume of client statements and higher general office expenses, in part related to the increase in employee headcount.

        The increased expenses for brokerage, clearing and exchange fees (30%) and data processing (28%) were due mainly to the increased volume of securities transactions in 1996 compared to 1995.

        Interest expense increased by $0.4 million, or 20%, as interest paid on higher average interest-bearing customer credit balances offset a reduction in interest expense on lower levels of bank borrowings to finance securities inventory.

        The $0.6 million increase in other operating expenses was due in part to an increase in employment agency fees of $0.2 million, charitable contributions of $0.1 million, and legal settlements of $0.1 million.

1995 Compared With 1994

        Despite a 4% increase in total revenues, net income declined by 29% from 1994 to 1995 due to changes in the revenue mix and higher expenses. Earnings per share also declined by 29% as average shares outstanding remained virtually unchanged.

                                      13.6

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

        Commission revenues rose 6% to $28.3 million, with commissions on transactions in equity securities accounting for 125% of the $1.6 million net increase. Commissions on exchange listed equities increased by $1.2 million, or 9%, and commissions on over-the-counter equities increased by $0.8 million, or 19%. Commissions on other securities increased by $0.1 million. These increases were partially offset by a decline in commissions on sales of mutual funds, annuities, and insurance products of $0.5 million, or 7%.

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

        While total revenues increased by $2.0 million, total expenses rose by $3.4 million, or 7%, from $47.4 million in 1994 to $50.8 million in 1995. Of particular significance was a 15% increase in total operating expenses excluding compensation and interest, due in part to planned investments in new investment brokers and support personnel, office facilities, and equipment needed to help the Company grow and compete effectively in the future. The average number of personnel employed during 1995 increased by approximately 7% over 1994. In addition, cost increases in expense categories such as stationery and supplies also contributed to the overall increase in operating expenses.

        The Company's largest expense item, compensation, increased by $0.5 million, or 2%, from 1994 to 1995. Commissions and related performance-based compensation paid to investment brokers increased by $0.6 million, or 3%, as a result of higher commissions and related performance-based compensation paid to Investment Brokers as a

                                      13.7
result of the higher level of sales production. Administrative and professional salaries increased by $0.7 million, or 9%. The number of support personnel increased to 265 at year-end from 253 at the beginning of the year, which was up from 237 at the beginning of 1994 - resulting in a 6% increase in the average number of support personnel employed during 1995 versus 1994. The support-to-broker personnel ratio increased slightly from 1.23 at June 24, 1994 to 1.24 at June 30, 1995. Employee benefits expense and payroll taxes increased by $0.4 million, or 14%, in 1995 which was a function of higher taxable compensation paid relative to total compensation, higher employee count, and increased health insurance expense under the Company's partially self-insured medical plan. Discretionary compensation expense declined by $1.3 million, or 47%, as a result of the Company's lower level of profitability in 1995 as compared to 1994.

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

EFFECTS OF INFLATION

        The Company's assets consist largely of liquid, financial assets such as cash, trading and investment securities valued at current market prices, and receivables from customers, and are not significantly affected by inflation. The Company's investment in fixed assets such as furniture, equipment, and leasehold improvements is not material relative to its total assets or equity capital, and the impact of inflation on replacement cost of such assets should not materially affect the Company's profitability or financial condition. The general rate of inflation does, however, affect certain operating expenses such as compensation, communications, occupancy, postage, stationery, supplies, and other general and administrative expenses. Because of competitive factors in the securities brokerage industry, increases in these costs resulting from inflation may not be readily recoverable through increased fees for the Company's services and may lead to adverse changes in results of operations and financial condition.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENT

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. Effective for financial statements for fiscal years beginning after December 15, 1995, SFAS 123 establishes a fair value-based method of accounting for stock options and other equity instruments. While permitting entities to continue to use the intrinsic value method included in Accounting Principles Board No. 25 ("APB 25") (Accounting for Stock Issued to Employees), it requires employers to disclose additional information including disclosure of the pro forma amount of net income and earnings per share as if the fair value-based method were used to account for stock-based compensation, if the intrinsic value method of APB 25 is retained.

                                      13.8

        The Company has yet to determine whether it will adopt the fair value method or continue using the intrinsic value method. Therefore, the effect on the Company's net earnings has yet to be determined.

                                      13.9

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                           June 28,              June 30,
                                                                             1996                  1995

ASSETS
   Cash and cash equivalents                                             $ 4,604,319           $ 3,761,381
   Cash segregated under Federal regulations                                     627                 5,803
   Receivable from brokers, dealers and
    clearing organizations (note 2)                                        4,773,883             2,325,615
   Receivable from customers (note 3)                                     78,691,390            64,968,861
   Trading and investment securities,
    at market value (note 4)                                              12,940,722            13,366,267
   Exchange memberships, at adjusted cost
    (market value $3,097,000 in 1996 and  $1,765,500 in 1995)                838,100               838,100
   Equipment and leasehold improvements, at
    cost (less accumulated depreciation and amortization of
    $5,822,486 in 1996 and $4,926,656 in 1995)                             2,973,023             2,162,680
   Deferred income taxes (note 7)                                            639,429               325,429
   Other assets (note 9)                                                   8,787,079             5,511,907

   Total Assets                                                         $114,248,572          $ 93,266,043

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Drafts payable                                                        $ 4,068,235           $ 1,425,385
   Short term bank loans (note 5)                                          3,600,000             6,600,000
   Payable to brokers, dealers and
     clearing organizations (note 2)                                       2,227,376               892,994
   Payable to customers (note 3)                                          60,577,764            50,782,579
   Securities sold, but not yet purchased,
    at market value (note 4)                                               2,372,116               570,788
   Accounts payable, accrued compensation
    and other liabilities (note 8)                                        11,912,646             7,756,451
   Payable to shareholders for purchase and
    retirement of common stock                                             3,800,000                    -

   Total Liabilities                                                      88,558,137            68,028,197

Stockholders' Equity (notes 6, 8 and 10)
   Common stock, $0.10 par value. Authorized
    10,000,000 shares; issued and outstanding
    2,022,475 in 1996 and 2,107,620 shares in 1995                           202,247               210,762
   Additional paid-in capital                                             10,426,723             9,964,773
   Retained earnings                                                      15,537,305            15,062,311
   Subscriptions receivable (note 9)                                        -475,840                    -

   Total Stockholders' Equity                                             25,690,435            25,237,846

   Commitments and Contingencies (notes 11 and 12)

   Total Liabilities and Stockholders' Equity                           $114,248,572          $ 93,266,043

See notes to consolidated financial statements.

                                     13.10

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                              Year Ended
                                                         June 28,              June 30,              June 24,
                                                           1996                  1995                  1994
REVENUES
   Commissions                                         $39,902,423           $28,300,683           $26,652,182
   Principal transactions                               11,159,434            10,725,020             8,098,878
   Investment banking                                   10,559,244             6,257,511            10,631,124
   Interest and dividends                                6,621,355             5,852,740             4,015,629
   Advisory and administrative
    service fees                                         4,677,522             2,781,944             2,419,646
   Other income                                            245,327               201,391               290,119

   Total Revenues                                       73,165,305            54,119,289            52,107,578

EXPENSES
   Employee compensation and
    benefits (note 8)                                   47,001,154            34,202,361            33,692,163
   Communications                                        3,305,237             2,985,387             2,561,621
   Occupancy and equipment                               3,057,326             2,443,465             2,101,687
   Advertising and sales promotion                       1,841,300             1,745,289             1,433,942
   Postage, stationery and supplies                      2,128,837             1,741,974             1,548,291
   Brokerage, clearing and
    exchange fees                                        1,312,314             1,010,292               952,735
   Data processing                                       1,180,086               920,506               858,559
   Interest                                              2,280,110             1,900,923               941,721
   Other operating expenses                              4,491,128             3,880,677             3,352,264

   Total Expenses                                       66,597,492            50,830,874            47,442,983

   Income before income taxes                            6,567,813             3,288,415             4,664,595

   Income taxes (note 7)                                 2,392,100             1,187,000             1,706,244

   Net income                                          $ 4,175,713           $ 2,101,415           $ 2,958,351

   Earnings per common share                                 $1.92                 $1.00                 $1.40


See notes to consolidated financial statements.

                                     13.11

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          Years Ended June 28, 1996, June 30, 1995, and June 24, 1994

                                       Common
                                        Stock         Common     Additional                 Subscrip-
                                      Number of       Stock       Paid-in       Retained     tions
                                       Shares         Amount      Capital       Earnings   Receivable      Total
Balance at June 25, 1993              1,773,607    $ 177,360    $ 9,545,054   $ 12,454,270             $ 22,176,684
Issuance of common stock
   (notes 8 and 10)                      37,806        3,781        446,648         -                       450,429
Purchase and retirement of
   common stock (note 10)               -59,000       -5,900       -319,843       -500,009                 -825,752
Cash dividends
   ($0.35 per share)                      -            -              -           -737,525                 -737,525
Stock split effected as a
   stock dividend                       350,483       35,049          -            -35,049                    -
Net income                                -            -              -          2,958,351                2,958,351

Balance at June 24, 1994              2,102,896      210,290      9,671,859     14,140,038               24,022,187
Issuance of common stock
   (notes 8 and 10)                      52,407        5,240        513,918         -                       519,158
Purchase and retirement of
   common stock (note 10)               -47,683       -4,768       -221,004       -338,379                 -564,151
Cash dividends
   ($0.40 per share)                      -            -              -           -840,763                 -840,763
Net income                                -            -              -          2,101,415                2,101,415

Balance at June 30, 1995              2,107,620      210,762      9,964,773     15,062,311     -         25,237,846
Issuance of common stock
   (notes 8, 9 and 10)                  116,247       11,624      1,473,805           -     $-475,840     1,009,589
Purchase and retirement of
   common stock (note 10)              -201,392      -20,139     -1,011,855     -2,787,144               -3,819,138
Cash dividends
   ($0.42 per share)                      -            -              -           -913,575                 -913,575
Net income                                -            -              -          4,175,713                4,175,713

Balance at June 28, 1996              2,022,475    $ 202,247   $ 10,426,723   $ 15,537,305  $-475,840  $ 25,690,435


See notes to consolidated financial statements.

                                     13.12

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended
                                                            June 28,                June 30,           June 24,
                                                             1996                     1995               1994
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income                                               $ 4,175,713           $ 2,101,415        $ 2,958,351
   Adjustments to reconcile net income to net cash
     provided by operating activities:
   Depreciation and amortization                                920,418               720,494            643,185
   (Gains) losses on disposition of equipment                       829                -1,712           -
   Deferred income taxes                                       -314,000              -199,000             19,000
   Write down of exchange memberships                             -                     -                  9,950
   Allowance for doubtful accounts                              -24,497                87,000              -
   Changes in assets and liabilities:
     Cash segregated under Federal regulations                    5,176                 7,996          3,239,294
     Receivable from brokers, dealers and
      clearing organizations                                 -2,448,268              -861,481            204,529
     Receivable from customers                              -13,698,032            -5,355,587         -9,842,709
     Trading securities                                         506,367            -4,938,079          3,095,131
     Other assets                                            -1,963,476              -154,458          1,838,187
     Payable to brokers, dealers
      and clearing organizations                              1,334,382            -1,944,388          1,160,164
     Payable to customers                                     9,795,185            12,597,018           -601,683
     Securities sold, but not yet purchased                   1,801,328                11,756            -63,532
     Accounts payable, accrued compensation
      and other liabilities                                   4,100,258             1,624,608           -123,341

Net cash provided by operating activities                     4,191,383             3,695,582          2,536,526

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in drafts payable                               2,642,850            -5,437,663          6,785,168
   Net change in short term bank loans                       -3,000,000             4,500,000         -7,200,000
   Net change in securities sold under
    agreements to repurchase                                      -                   -21,250              3,707
   Cash dividends paid                                         -857,641              -822,766         -1,325,147
   Purchase and retirement of common stock                      -19,138              -564,151           -825,752
   Issuance of common stock                                   1,009,589               519,158            450,429

Net cash used for financing activities                         -224,340            -1,826,672         -2,111,595

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sales of not readily
    marketable securities                                       260,077               196,637             76,321
   Purchases of not readily marketable securities              -340,899              -205,438           -190,962
   Proceeds from disposition of investment real estate            -                   804,638              -
   Proceeds from disposition of equipment                           911                13,474              7,500
   Purchases of equipment and leasehold improvements         -1,719,691              -721,384           -812,742
   Repayments of  loans receivable                               81,018               314,678            159,430
   Increase in loans receivable                              -1,405,521              -921,001           -811,442

Net cash used for investing activities                       -3,124,105              -518,396         -1,571,895

Net increase (decrease) in cash and cash equivalents            842,938             1,350,514         -1,146,964


                                     13.13






Cash and cash equivalents at beginning of year                3,761,381             2,410,867          3,557,831
Cash and cash equivalents at end of year                    $ 4,604,319           $ 3,761,381        $ 2,410,867

Cash paid during the year for interest                      $ 2,297,495           $ 1,905,064         $  945,817
Cash paid during the year for income taxes                  $ 2,570,481           $ 1,231,106        $ 1,766,033

See notes to consolidated financial statements.

                                     13.14

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Scott & Stringfellow Financial, Inc. (the "Parent") is a holding company which owns all of the outstanding capital stock of Scott & Stringfellow, Inc. ("Scott & Stringfellow") and other diversified financial services subsidiaries.

Scott & Stringfellow, the Parent's principal subsidiary, is a broker-dealer registered under the Securities Exchange Act of 1934. A summary of the significant accounting policies of Scott & Stringfellow Financial, Inc. and subsidiaries (collectively, the "Company") is presented below.

A. USE OF ESTIMATES. Management makes a number of estimates in preparing these financial statements. Actual results may differ significantly from these estimates.

B. FAIR VALUE OF FINANCIAL INSTRUMENTS. The value of all financial assets and liabilities on the consolidated statements of financial condition approximate their fair values.

C. PRINCIPLES OF CONSOLIDATION. The Company's consolidated financial statements include all of the accounts of Scott & Stringfellow Financial, Inc. and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

D. SECURITIES TRANSACTIONS. Securities transactions and related revenues and expenses are recorded on settlement date (normally the third business day following the transaction date), which is not materially different from a trade date basis.

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

F. CONSOLIDATED STATEMENTS OF CASH FLOWS. For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to be comprised of cash on hand, cash on deposit with financial institutions, and money market investments with original maturities of ninety days or less. At June 28, 1996 and June 30, 1995, cash equivalents included $1,818,842 and $1,301,212 of money market investments, respectively.

G. INCOME TAXES. The Parent and its subsidiaries file consolidated income tax returns. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

H. EQUIPMENT AND LEASEHOLD IMPROVEMENTS. The Company depreciates furniture and equipment using straight-line and accelerated methods, based on estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

I. EARNINGS AND DIVIDENDS PER COMMON SHARE. Earnings and dividends per common share are calculated by dividing net income and dividends, respectively, by the weighted average shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents include unexercised stock options and are determined using the treasury stock method.

The number of shares used in the earnings and dividends per common share calculations are 2,170,730 for the year ended June 28, 1996, 2,108,915 for the year ended June 30, 1995, and 2,115,393 for the year ended June 24, 1994.

                                     13.15

NOTE 2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS.

Receivable from and payable to brokers, dealers and clearing organizations consist of the following:


                                                               June 28,           June 30,
                                                                 1996               1995
   Receivable from brokers, dealers, and
   clearing organizations:
     Securities failed to deliver                            $  259,607         $  431,779
     Deposits paid for securities borrowed                    4,246,600          1,584,620
     Receivable from clearing organizations                     267,676            309,216

     Total                                                   $4,773,883         $2,325,615

   Payable to brokers, dealers, and
   clearing organizations:
     Securities failed to receive                            $1,580,908         $  265,653
     Deposits received for securities loaned                    356,200             46,400
     Payable to clearing organizations                          290,268            580,941

     Total                                                   $2,227,376         $  892,994

NOTE 3.  RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The balances represent the net amounts receivable from and payable to customers in connection with normal cash and margin transactions. The amounts receivable from customers are collateralized by securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements.

A substantial portion of receivables from customers is due from customers residing in the southeastern United States.

Included in receivable from and payable to customers are balances with officers and directors of the Company as follows:

                                                              June 28,            June 30,
                                                                1996               1995

     Receivable from                                        $ 3,805,115        $ 2,303,046
     Payable to                                             $   210,656        $    99,022

NOTE 4.  TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of the following:

                                                              June 28,           June 30,
                                                                1996               1995
   Owned:
     U.S. government and government
       agency obligations                                   $   490,628        $   190,635
     State and municipal obligations                          7,496,724         10,159,029
     Corporate bonds                                          1,380,440            280,260
     Corporate stocks                                         3,011,271          2,215,813
     Other                                                      325,586            159,224

                                     13.16





       Sub-total                                             12,704,649         13,004,961

     Not readily marketable securities, at
       estimated fair value                                     236,073            361,306

     Total                                                  $12,940,722        $13,266,267

   Sold, but not yet purchased, at market value:
     State and municipal obligations                        $    27,140        $    86,239
     Corporate bonds                                              5,100             88,303
     Corporate stocks                                         2,326,376            351,332
     Other                                                       13,500             44,914

     Total                                                  $ 2,372,116         $  570,788

NOTE 5.  SHORT-TERM BANK LOANS

The Company maintains lines of credit from established financial institutions totaling $58.0 million, of which $3.6 million was outstanding as of June 28, 1996. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings. Short-term bank loans are secured by customer-owned securities purchased on margin or firm-owned securities. Short-term bank loans are generally made at the bank's broker call rate (7% at June 28, 1996) and are payable on demand. The market value of customer-owned securities pledged as collateral at June 28, 1996 was approximately $10,800,000. Firm securities were not pledged as collateral for short-term bank loans at June 28, 1996.

NOTE 6.  NET CAPITAL REQUIREMENTS

Scott & Stringfellow is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. and elects to compute its net capital requirements in accordance with the alternative method.

Under this method, Scott & Stringfellow is required to maintain minimum net capital, as defined, equal to two percent of aggregate debit balances arising from customer transactions, as defined. The net capital rules also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate debits. At June 28, 1996, Scott & Stringfellow's net capital of $15,135,807 was 19% of aggregate debit balances and was $13,532,493 in excess of the minimum net capital required.

NOTE 7.  INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

                                                                                Year Ended
                                                              June 28,           June 30,            June 24,
                                                               1996               1995                1994
   Current:
     Federal                                                $ 2,301,100        $ 1,208,000         $ 1,502,924
     State                                                      405,000            178,000             184,320
       Total current                                          2,706,100          1,386,000           1,687,244

   Deferred:
     Federal                                                   -261,000           -166,000              16,000
     State                                                      -53,000            -33,000               3,000
       Total deferred                                          -314,000           -199,000              19,000

   Total                                                    $ 2,392,100        $ 1,187,000         $ 1,706,244

                                     13.17

Income tax expense differs from the amount computed by applying the 34% statutory Federal income tax rate to income before income taxes for the following reasons:

                                                                                Year Ended
                                                              June 28,           June 30,            June 24,
                                                                1996               1995                1994
Federal tax, computed at
 statutory rate                                             $ 2,233,056        $ 1,116,000         $ 1,586,600
State income taxes, net of
 Federal tax benefit                                            232,643             95,700             123,600
Tax-exempt interest and dividends,
 net of non-deductible carrying
 charges                                                        -94,105            -92,100             -69,500
Meals and entertainment                                          46,488             51,500              25,700
Other, net                                                      -25,982             15,900              40,444
   Income tax expense                                       $ 2,392,100        $ 1,187,000         $ 1,706,244

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                              June 28,           June 30,
                                                                1996               1995
Deferred tax assets:
   Deferred compensation                                      $ 501,008          $ 274,762
   Accrued expenses for financial reporting purposes            328,364            226,399
   Loans receivable, principally due to allowance for
     doubtful accounts                                           26,256            100,420
     Total gross deferred tax assets                            855,628            601,581
     Less: valuation allowance                                    -                  -
     Deferred tax assets                                        855,628            601,581

Deferred tax liabilities:
   Exchange seats, principally due to differences in
     assigned values and tax bases                             -191,430           -191,430
   Other, principally due to differences in assigned
     values and tax bases of investments                        -24,769            -84,722
     Total gross deferred tax liabilities                      -216,199           -276,152

     Net deferred tax asset                                   $ 639,429          $ 325,429

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

NOTE 8.  EMPLOYEE BENEFIT PLANS

The Company maintains an employee profit sharing plan which incorporates a 401(k) feature and covers substantially all employees. Employees may contribute up to fifteen percent of their individual earnings to the plan each year, subject to an annual limitation established by the Internal Revenue Code. In addition to employee contributions, matching contributions and profit sharing contributions may be made at the discretion of the Company. Under the plan, matching contributions of $307,850, $280,143, and $257,483 were made in 1996, 1995, and 1994, respectively. Additional contributions, determined on the basis of calendar year profitability, totaled $1,286,750 in 1996, $794,095 in 1995, and $2,080,027 in 1994.

                                     13.18

The Company also maintains a non-qualified and unfunded deferred compensation plan for the benefit of selected highly compensated employees. This plan allows the participants to defer compensation and to receive discretionary profit sharing contributions beyond the Internal Revenue Code limitations governing the Company's profit sharing plan. Company expense pursuant to this plan amounted to $413,289 in 1996, $120,065 in 1995, and $70,308 in 1994. At June 28, 1996 and
June 30, 1995, the Company's obligations under this plan amounted to $1,301,320 and $713,667, respectively, which are included in other liabilities in the accompanying consolidated statements of financial condition.

The Company also maintains an employee stock purchase plan, which allows substantially all employees to acquire shares of the Company's common stock through a payroll deduction program. Shares are issued to the plan trust quarterly at a price equal to 85% of the fair market value as defined in the plan. During 1996, a total of 67,675 shares of common stock were issued to this plan at an average price of $12.77 per share. During 1995, 43,066 shares were issued at an average price of $10.34 per share. During 1994, 32,306 shares were issued at an average price of $12.23 per share.

NOTE 9.  TRANSACTIONS WITH RELATED PARTIES

Loans to related entities and directors and officers of the Company, exclusive of amounts included in receivable from customers as discussed in note 3, amounted to $460,522 and $306,316 at June 28, 1996 and June 30, 1995,
respectively. The loans are included in other assets in the accompanying consolidated statements of financial condition. In addition, subscriptions receivable for issuance of 33,440 shares of the Company's stock, in the amount of $475,840, were receivable from directors and officers of the Company pursuant to terms of the Management Stock Purchase Loan Plan. (See "Common Stock Transactions.")

NOTE 10.  COMMON STOCK TRANSACTIONS

During 1996, 1995, and 1994, the Company repurchased and retired 201,392, 47,683, and 59,000 shares, respectively, of its common stock. Of the shares repurchased, 29,758 were repurchased from directors at a cost of $565,402 in 1996, 1,968 were repurchased from a director at a cost of $21,648 in 1995, and 4,000 were repurchased from a director at a cost of $57,000 in 1994.

The Company has a stock option plan pursuant to which options to purchase up to 480,000 shares of common stock may be granted to eligible employees. Stock options granted under the plan will be either incentive stock options, as defined by the Internal Revenue Code, or non-qualified stock options. Stock appreciation rights may also be granted under the plan.

The following table summarizes stock option activity:

   Outstanding June 25, 1993                                    154,152
   Granted                                                       80,400
   Canceled                                                      -2,760
   Exercised                                                     -6,600

   Outstanding June 24, 1994                                    225,192
   Granted                                                       43,000
   Canceled                                                     -12,247
   Exercised                                                     -9,281

   Outstanding June 30, 1995                                    246,664
   Granted                                                       54,850
   Canceled                                                        -888
   Exercised                                                    -15,132

   Outstanding June 28, 1996                                    285,494



                                     13.19

These options become exercisable over periods ranging from 2 to 7 years from the date of grant and expire 10 years from the date of grant (between July 1998 and March 2006.) The outstanding options are exercisable at prices ranging from $6.04 per share to $14.13 per share. Options representing 79,476 shares are exercisable at June 28, 1996.

During 1996, the Company adopted a Management Stock Purchase Loan Plan, for the purpose of issuing stock to selected management employees at fair market value, as defined in the plan, in exchange for promissory notes. During 1996, 33,440 shares were issued under this plan to 5 management employees, including 4 executive officers, in exchange for notes totalling $475,840. The notes are payable upon demand and bear interest at the short-term applicable federal rate, which ranged from 5.05% to 5.88% during 1996. The notes are fully recourse and are secured by a collateral pledge of the shares.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain data processing and communications equipment under operating leases expiring at various dates to 2005. Minimum future rental payments required under such leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 28, 1996 are as follows:

   Year                                              Minimum Rental Commitments
                                       Office Space           Equipment              Total
   1997                                 $ 2,199,655           $ 487,282        $ 2,686,937
   1998                                   2,004,761             390,410          2,395,171
   1999                                   1,891,867             122,139          2,014,006
   2000                                   1,684,012              57,257          1,741,269
   2001                                   1,573,990                  -           1,573,990
   Thereafter                             4,964,000                  -           4,964,000

   Total                               $ 14,318,285         $ 1,057,088       $ 15,375,373

Some of the Company's leases contain escalation clauses and renewal options. Total rent expense under operating leases approximated $2,341,000 in 1996, $1,885,000 in 1995, and $1,631,000 in 1994.

As of June 28, 1996, the Company had a $1.5 million irrevocable letter of credit available for the purpose of collateralizing certain customer option positions. No amounts were outstanding with respect to this letter of credit at June 28, 1996 or June 30, 1995.

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

                                     13.20

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

                                     13.21

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

   Management believes that during fiscal 1996 its system of internal accounting controls and internal auditing procedures were adequate to accomplish their intended objectives of assuring the accuracy and reliability of the Company's financial information and the protection and control of its assets.

Charles E. Mintz
Senior Vice President and Chief Financial Officer

C. Lewis Loth
Vice President and Controller

Mike D. Johnston
Vice President and Treasurer

                                     13.22

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Scott & Stringfellow Financial, Inc.

   We have audited the accompanying consolidated statements of financial condition of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 28, 1996 and June 30, 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 28, 1996, June 30, 1995 and June 24, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scott & Stringfellow Financial, Inc. and subsidiaries at June 28, 1996 and June 30, 1995 and the results of their operations and their cash flows for the years ended June 28, 1996, June 30, 1995 and June 24, 1994 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP


Richmond, Virginia
July 29, 1996

                                     13.23

QUARTERLY RESULTS OF OPERATIONS - Unaudited
(In thousands except per share amounts)

                                                                       Quarter Ended
1996                                          June 28            March 29         December 31       September 29
Revenues                                     $ 20,473            $ 17,447            $ 17,591           $ 17,654
Expenses                                       18,670              16,307              15,872             15,748
Income before income taxes                      1,803               1,140               1,719              1,906
Income taxes                                      654                 412                 640                685
Net income                                    $ 1,149               $ 728             $ 1,079            $ 1,221
Earnings per common share                      $ 0.52              $ 0.33              $ 0.50             $ 0.57

                                                                         Quarter Ended

1995                                          June 30            March 31         December 31       September 30

Revenues                                     $ 14,988            $ 13,304            $ 13,059           $ 12,768
Expenses                                       14,083              12,638              12,268             11,842
Income before income taxes                        905                 666                 791                926
Income taxes                                      327                 242                 282                336
Net income                                      $ 578               $ 424               $ 509              $ 590
Earnings per common share                      $ 0.28              $ 0.20              $ 0.24             $ 0.28



                                     13.30

                     Common Stock Performance and Dividends

         Scott & Stringfellow Financial, Inc. Common Stock is traded on the NASDAQ National Market System under the symbol "SCOT." As of June 28, 1996, there were 358 holders of record of the Company's Common Stock. The table below provides a comparative summary of the prices for the Company's Common Stock and cash dividends declared for the years ended June 28, 1996 and June 30, 1995.

                                    Common Stock Prices (1)                      Dividends Per Share (1)
                                        1996                 1995                  1996          1995
                                   High       Low        High       Low
First Quarter                    $ 14.50    $ 12.25    $ 12.40    $ 11.46          $ .10        $ .10
Second Quarter                     14.75      13.50      12.00      11.00            .10          .10
Third Quarter                      14.75      13.50      13.75      11.00            .10          .10
Fourth Quarter                     18.50      13.75      13.50      12.09            .12          .10

(1) All common stock prices and dividend per share amounts have been adjusted to reflect a 6:5 stock split effected in the form of a 20% stock dividend declared on May 18, 1994, and distributed on August 26, 1994, to shareholders of record on August 5, 1994.

                                     13.40