Form 10-K405, Exhibit 13
period 1997-06-27
SCOTT & STRINGFELLOW FINANCIAL INC
filed 1997-09-22
CIK 802555

Exhibit 13

 SELECTED FINANCIAL DATA
(In thousands except per share amounts and Other Company Data)


                                                                          Year Ended
                                               June 27,       June 28,      June 30,      June 24,      June 25,
                                                 1997           1996          1995          1994           1993

Results of Operations

Total Revenues                                 $ 80,907       $ 73,165      $ 54,119      $ 52,108      $ 48,146
Income before income taxes                        5,453          6,568         3,288         4,665         5,375
Net income                                        3,458          4,176         2,101         2,958         3,482


Per Share Data

Earnings per share - primary                      $1.10         $ 1.28        $ 0.66        $ 0.93        $ 1.10
Cash dividends per share (1)                       0.33           0.28          0.27          0.23          0.39
Book value per share                               9.20           8.47          7.98          7.61          6.95
Weighted average common shares
     and equivalents outstanding                  3,145          3,256         3,163         3,173         3,173

Financial Condition

Total assets                                  $ 129,854      $ 114,249      $ 93,266      $ 80,702      $ 79,484
Total liabilities                               100,676         88,558        68,028        56,680        57,307
Total stockholders' equity                       29,178         25,690        25,238        24,022        22,177

Other Financial Data

Profit margin:
     Pre-tax                                       6.7%           9.0%          6.1%          9.0%         11.2%
     After-tax                                     4.3%           5.7%          3.9%          5.7%          7.2%
Return on average equity:
     Pre-tax                                      19.7%          24.1%         13.3%         20.2%         25.5%
     After-tax                                    12.5%          15.3%          8.5%         12.8%         16.5%

Other Company Data

Total employees                                     566            520           479           458           418
Investment brokers                                  237            223           214           205           181
Branch offices                                       29             28            26            25            26




     (1) Includes $.19 special dividend in 1993.






                                      13.1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION


General

     The Company is the holding company for Scott & Stringfellow, Inc., a regional brokerage, investment banking, and financial services firm headquartered in Richmond, Virginia. Scott & Stringfellow operated as a partnership from its founding in 1893 until its incorporation in 1974. The firm has been a member of the New York Stock Exchange since June 20, 1895. The holding company was established in 1986 in connection with an initial public offering of common stock. Since 1986, the Company has experienced moderate growth through strategic acquisitions, the opening of new branch offices in communities within its market area, and the hiring of additional investment brokers. At June 27, 1997, the Company operated 29 offices in communities located across Virginia, North Carolina, West Virginia, and South Carolina and had approximately 566 employees including 237 Investment Brokers.

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

     During fiscal 1997, approximately 80% of the Company's total revenues were derived from brokerage and investment banking including 74% from retail brokerage, 4% from institutional brokerage, and 2% from investment banking fees. Of the Company's remaining revenues, dividends and interest income provided 10% and investment advisory and administrative service fees and other income provided 10%.

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



                                      13.2

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds include its net income adjusted for non-cash items, cash balances payable to clients, broker-dealers, and others, and short-term bank financing. As set forth in the Consolidated Statement of Cash Flows for the year ended June 27, 1997, presented in the financial statements which follow, cash provided by operations was $13.9 million, of which $6.5 million was used for financing activities and $5.4 million was used for investing activities, resulting in an increase in cash and cash equivalents of $2.0 million. Of particular note, $4.3 million of cash was used to repurchase and retire the Company's common stock during the period. In addition, purchases of equipment and leasehold improvements totaled $3.1 million, an increase of $1.4 million from the amount expended in the previous fiscal year, which was primarily attributable to implementation of the Company's technology plan.

     During fiscal 1997, the Company's total assets increased by 14% to $129.9 million from $114.2 million, primarily as a result of higher loan balances to finance clients' purchases or carrying of securities on margin. These balances, which are classified as receivable from customers on the Consolidated Statements of Financial Condition, represent 70% of the Company's total assets. Receivable from customers has increased from $59.7 million to $90.4 million over the past three fiscal years, representing an annual increase of approximately 15%. Approximately 86% of the Company's total assets, including receivables from customers, are liquid, consisting of cash or assets convertible into cash.

     The Company has historically funded its assets with equity capital, customer credit balances, and short-term bank loans. At June 27, 1997, total stockholders' equity was $29.2 million, or 22% of total assets, compared to $25.7 million, or 23% of total assets, at June 28, 1996. The Company's largest liability, payable to customers, amounted to $78.0 million at June 27, 1997, an increase of 29% from June 28, 1996. The remaining funding was provided primarily by short-term liabilities arising in the ordinary course of the Company's business and by short-term bank loans. Short-term bank loans are used from time to time to finance periodic increases in receivables from customers and trading securities. Such loans are secured by either customer-owned securities held in margin accounts or firm-owned securities held in inventory accounts. The Company maintains lines of credit from established financial institutions totaling $52.0 million, of which $5.0 million was outstanding as of June 27, 1997. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

     The Company received cash proceeds from issuance of common stock totaling $1.5 million during the year, compared to $1.0 million in 1996 and $0.5 million in 1995. Common stock is issued primarily to participants in the Company's employee stock purchase plan and pursuant to exercises of stock options granted to employees. Fund inflows from these sources are expected to increase in future years as participation in the employee stock purchase plan grows and the exercisable number of stock options granted in 1988 and later years continues to increase. ( See Note 11 to the accompanying consolidated financial statements.) Of the $4.3 million cash used to purchase and retire common stock, $3.8 million was a result of the repurchase of shares pursuant to a "Dutch Auction" tender offer which was recorded in fiscal 1996 but not settled until 1997. The remaining $0.5 million was pursuant to the Company's existing share repurchase program, for which authorization to repurchase 415,785 shares remained at June 27, 1997.

     Scott & Stringfellow is subject to the net capital requirements of the Securities and Exchange Commission and the New York Stock Exchange, which are designed to measure the general financial soundness and liquidity of broker-dealers. The Company has consistently operated in excess of the minimum regulatory net capital requirements. At June 27, 1997, Scott & Stringfellow's net capital of $14.9 million exceeded the minimum requirement by approximately $13.0 million.

     Management believes that funds provided by earnings, combined with its liquid capital base and its present lines of credit, will be fully adequate to meet the Company's financing needs for the foreseeable future.




                                      13.3

RESULTS OF OPERATIONS

     The results of the Company's operations over the three year period covered by fiscal years 1997, 1996, and 1995 reflect increasing levels of both revenues and expenses. Although these periods have generally been marked by favorable financial market conditions and expanding markets for the Company's services, the financial services industry has been and continues to be in a period of significant competitive change. The Company has made significant financial commitments, especially in the areas of technology and recruitment of investment brokers, over the past 3 years to execute a business strategy which it believes will position it to grow profitably in future years. This strategy includes the development of the Company's capital markets effort based upon regional equity research capabilities, growth in customer assets under management, and development of the retail branch system. During fiscal year 1997 these financial commitments had some negative effect on profit margins despite increased revenues.

     The following table provides a summary of the changes in the major categories of revenues and expenses in both dollar amounts and percentage terms for the years ended June 27, 1997, June 28, 1996, and June 30, 1995, and serves as a basis for the comparative discussion of the results of operations for the last three fiscal years which follows. In this discussion, these three fiscal years are referred to as 1997, 1996, and 1995, respectively. Because the Company's fiscal periods end with the last Friday of each month, the results of operations for fiscal year 1995 include 53 weeks of activity while the results of operations for fiscal years 1997 and 1996 include 52 weeks of activity.

                        CHANGES IN RESULTS OF OPERATIONS


(In thousands)                                  1997 vs. 1996                      1996 vs. 1995
                                            Increase (decrease)                Increase (decrease)
                                           Amount          Percent            Amount          Percent

Revenues
     Commissions                          $ 2,763               7%          $ 11,602              41%
     Principal transactions                 2,727              24%               434               4%
     Investment banking                    -2,202             -21%             4,302              69%
     Interest and dividends                 1,236              19%               769              13%
     Advisory and administrative fees       2,974              64%             1,895              68%
     Other                                    244              99%                44              22%

        Total revenues                      7,742              11%            19,046              35%

Expenses
     Employee compensation
        and benefits                        4,376               9%            12,799              37%
     Communications                           451              14%               320              11%
     Occupancy and equipment                1,428              47%               614              25%
     Advertising and sales promotion          399              22%                96               6%
     Postage, stationery and supplies         158               7%               387              22%
     Brokerage, clearing and
        exchange fees                         315              24%               302              30%
     Data processing                          260              22%               260              28%
     Interest                                 733              32%               379              20%
     Other operating expenses                 737              16%               610              16%

        Total expenses                      8,857              13%            15,767              31%

     Income before income taxes            -1,115             -17%             3,279             100%


     Income taxes                            -397             -17%             1,205             102%

     Net income                            $ -718             -17%           $ 2,074              99%


                                      13.4

1997 Compared With 1996

        Net income declined by 17% from 1997 to 1996 as the Company absorbed cost increases and experienced a decline in investment banking revenues. The Company's after-tax profit margin declined from 5.7% to 4.3% on net income of $3.5 million . Primary earnings per share of $1.10 equaled the second highest total in firm history.

        Total revenues increased by $7.7 million, or 11%, in 1997 to a record $80.9 million. Revenues increased in each revenue category with the significant exception of investment banking revenues, which declined by $2.2 million, or 21%. The decline in investment banking revenues was significant because these fees represent a profitable source of revenues for the Company.

        Commissions revenues increased by $2.8 million, or 7%, from the prior year. Commissions on listed equity securities, mutual funds, annuities, and options increased by approximately $3.7 million in the aggregate. These increases were partially offset by $0.9 million decline in commissions on over-the-counter agency transactions. A greater portion of transactions in over-the-counter equity securities were executed on a principal basis, rather than an agency basis, in 1997 compared to 1996. (See following paragraph.)

        Revenues from principal transactions include sales credits or "mark-ups" on most fixed income security transactions as well as over-the-counter equity securities in which the Company makes a market. Principal transactions revenue also reflects the trading profits or losses as the Company buys and sells these securities. Principal transactions revenues increased by $2.7 million, or 24%, from the previous fiscal year. Sales credits from over-the-counter equity securities increased by $1.7 million, or 23%. Sales credits from fixed income securities declined by 1% reflecting continued investor demand in favor of equity securities as opposed to fixed income securities. Equity trading profits, aided by generally favorable market conditions, increased by $0.7 million compared to the prior year. Municipal bond trading income approximated $0 in 1997 as compared to $0.2 million of trading losses incurred in 1996. Overall, municipal bond trading activity declined as the Company closed its institutional municipal trading desk located in Lynchburg in December 1996.

        The $2.2 million decline in investment banking revenues reflected a decline in the number of managed equity offerings from 10 in 1996 to 5 in 1997. As a result, selling concessions on managed underwritten equity securities declined by $2.0 million from the prior year and management fees declined by $0.9 million. The number of equity syndicate participations also declined, from 197 in 1996 to 138 in 1997, as selling concessions on underwritten equity securities declined by $0.3 million. However, underwriting profits increased by $0.7 million. Also partially offsetting the decline in investment banking revenues was a $0.2 million increase in corporate finance fees.

        Interest and dividend income increased by $1.2 million, or 19%, from 1996 to 1997, which included a $1.1 million increase in interest received from clients. This increase was primarily the result of an 18% increase in the average balances of client margin borrowings.

        Revenue from advisory and administrative fees increased by $3.0 million, or 64%, from the prior year. Investment advisory fees from Scott & Stringfellow Capital Management increased by $1.2 million, or 85%, as assets under management grew from approximately $311 million at the end of 1996 to $600 million at the end of 1997. The growth in assets under management was the result of recent performance in portfolios managed by the Company as well as enhanced marketing initiatives. Fees from money market distribution assistance increased by $0.7 million, or 44%, as the Company emphasized marketing its money market and related cash services and

                                      13.5
changed the provider of its money market product during the year. Revenues from managed account services, which entail a fee based on a percentage of the client's managed assets in lieu of charging standard brokerage commissions, increased by $0.7 million from 1996 to 1997.

        Total expenses increased by $8.9 million, or 13%, from the prior year. The overall increase was attributable to variable expenses associated with revenue growth, implementation of a new technology plan, cost increases in certain expense categories, and the hiring of additional personnel to increase growth opportunities in both the retail and capital markets areas.

        Employee compensation and benefits increased by $4.4 million, or 9%, from the previous fiscal year. As the largest category of expense, the increase in compensation expense represented 49% of the total increase in expenses. Commissions and other compensation paid to investment brokers increased by $2.5 million, or 10%, as a result of increased commissions and sales credits as well as higher fixed compensation related to the hiring of additional investment brokers. Salaries expense increased by $1.1 million, or 12%, as the number of support personnel employed during 1997 increased by 11% during the year. The support-to- broker personnel ratio increased from an average of 1.33 during 1996 to 1.36 during 1997 as personnel were added in product support and administrative areas. Other performance-based compensation, based upon departmental and product revenues and profitability, increased by $0.8 million, or 16%. However, discretionary compensation expense, which includes Company profit sharing contributions and bonuses paid to employees in respect of calendar year results, declined by $0.9 million, or 25%, as a result of the Company's lower level of overall profitability in 1997 as compared to 1996. The remaining increase in employee compensation and benefits was due primarily to higher payroll taxes and employee benefits, reflecting the higher employee count, higher compensation, and growth of participant earnings in the deferred compensation plan.

        Communications expense, primarily comprised of telephone and market quote services, increased by $0.5 million, or 14%, due primarily to additional leased equipment and service charges for the system supporting the Company's administrative network ("intranet") which was placed in service during the year. Expenses for market quote services also increased due to the higher number of investment brokers and additional services purchased.

        Occupancy and equipment expense increased by $1.4 million, or 47%, and was an important factor in the Company's reduced level of profitability. Depreciation on computer systems, which reflected the replacement of virtually 100% of investment broker workstations during the year, increased by $0.7 million. Maintenance contracts increased by $0.1 million as the result of new portfolio and contact management software installed for the benefit of investment brokers. In addition to these technology improvements, office rent expense, combined with depreciation on furniture and equipment, increased by $0.4 million with the addition of 2 new offices, relocations and renovations of existing branch offices, and scheduled rent increases on leases in place.

        Advertising and sales promotion increased by $0.4 million, or 22%, due to higher expenditures for marketing brochures, special marketing programs, and increased business travel and entertainment.

        Postage, stationery and supplies increased by $0.2 million, or 7%. Expenses associated with preparing and mailing monthly client statements increased modestly, as did general postage and office supplies.

        Brokerage, clearing and exchange fees increased by $0.3 million, or 24%, due to higher transaction volumes and fee increases for clearing and depository services.

        Data processing costs increased by $0.3 million, or 22%, due to higher transaction volumes as well as a per unit rate increase for the Company's transaction processing service bureau.

        Interest expense increased by $0.7 million, or 32%, reflecting higher average interest-bearing customer credit balances as well as higher average levels of bank borrowings to finance the Company's securities inventories.

        Other operating expenses increased by $0.7 million, or 16%. Included in this category are computer

                                      13.6
consulting fees, which increased by $0.3 million because of installation of computer equipment and software associated with the Company's technology plan. Other costs which increased included correspondent research, statistical services, and business consulting fees. Legal fees, settlements, and provisions for losses in connection with legal actions relating to the Company's securities business increased by $0.2 million. Other operating expenses which declined included employment agency fees, general legal fees, and charitable contributions.

1996 Compared With 1995

        The Company enjoyed record revenues and profits in 1996 as a result of generally favorable equity market conditions, the completion of 10 managed equity offerings, and substantial increases in advisory and administrative fees. Net income was a record $4.2 million, an increase of 99% from the previous year. Earnings per share of $1.28 represented an increase of 92% from the previous year as weighted average outstanding common shares and equivalents increased by 3%.

        Total revenues increased by $19.0 million, or 35%, in 1996 to $73.2 million. Revenues increased in each revenue category, led by an $11.6 million, or 41%, increase in commissions and a $4.3 million, or 69% increase in revenues from investment banking activities. Increased levels of revenue from advisory and administrative fees also contributed significantly to the Company's growth and profitability.

        The increase in commissions revenue was concentrated in equity and mutual fund securities. Commissions on equity securities transactions accounted for $7.9 million of the overall $11.6 million increase in commissions. Mutual funds commissions increased by $2.4 million. Together, these categories represented 88% of the total increase in commissions revenue. Commissions from the sale of annuity products increased by $0.7 million, or 42%, and account for 6% of total commissions revenue. An increase in commissions on option transactions of $0.4 million, or 50%, also contributed to the overall increase.

        Revenues from principal transactions were up only $0.4 million, or 4%, from the previous fiscal year as higher transaction volumes in equity securities offset sharply lower volumes, as well as trading losses, in fixed income securities. Sales credits from over-the-counter equity securities increased by $2.0 million, or 38%. However, sales credits from fixed income securities declined markedly, reflecting a lack of investor enthusiasm for these securities. In particular, sales credits from municipal bond transactions declined by $0.9 million, or 32%. In addition, municipal bond trading losses of $0.2 million were incurred in 1996, compared with profits of $0.3 million in 1995.

        The $4.3 million increase in revenues from investment banking activities reflected a sharp increase in the number of managed equity offerings during 1996. Following a very poor year for equity underwritings in 1995, selling concessions on underwritten equity securities increased by $3.0 million, or 108%, principally due to an increase in the number of managed equity offerings to 10 from 2 in the previous year. The number of equity syndicate participations increased to 197 from 149. The increase in the number of managed equity offerings also contributed to a $1.8 million increase in underwriting profits and management fees. Despite the general decline in commissions on fixed income securities, underwriting activity for municipal bonds increased from the depressed level of 1995 as selling concessions on managed underwritten municipal bond offerings increased by $0.4 million. Fee income from corporate finance services declined by $0.7 million, or 36%, in 1996 as compared to 1995, during which revenue from corporate finance engagements was very strong.

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

        The increase in revenue from advisory and administrative fees reflects growth from three distinct sources: the investment advisory services provided by Scott & Stringfellow Capital Management, Inc., the introduction of a managed account service, and fees charged for administrative services provided by the Company. Investment

                                      13.7
advisory fees increased by $0.5 million, or 64%, as assets under management grew from $164 million at the end of 1995 to $311 million at the end of 1996. Managed account services provided revenue of $0.3 million in its first full year under the current marketing program. Fees from administrative services, which include money market services, IRA custodial services, and postage and handling services, accounted for the remaining $1.1 million increase in revenue from investment and advisory fees.

        Total expenses increased by $15.8 million, or 31%, reflecting the variable nature of a large portion of the Company's expenses, principally compensation. In addition, the average number of personnel employed during 1996 increased by approximately 7% over 1995, contributing to increases in both compensation and non- compensation expenses. Implementation of a new technology plan and continued improvements to office space also contributed to increased expenses.

        Employee compensation and benefits increased by $12.8 million, or 37%, from 1995 to 1996. Commission and performance-based compensation paid to investment brokers increased by $7.0 million, or 40%, as a result of the higher level of sales production. Other performance-based compensation increased by $2.2 million, or 76%. Administrative and professional salaries increased by $0.9 million, or 11%, as the average number of support personnel employed during 1996 increased by 8% over 1995. The support-to-broker personnel ratio increased to
1.33 at June 28, 1996 from 1.24 at June 30, 1995. Discretionary compensation expense increased by $2.0 million, or 140%, as a result of the Company's much higher level of profitability in 1996 as compared to 1995. Higher payroll taxes and employee benefits also contributed to the increase in compensation expense.

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

EFFECTS OF INFLATION

        The Company's assets consist largely of liquid, financial assets such as cash, trading and investment securities valued at current market prices, and receivables from customers, and are not significantly affected by inflation. The Company's investment in fixed assets such as furniture, equipment, and leasehold improvements is not material relative to its total assets or equity capital, and the impact of inflation on replacement cost of such assets should not materially affect the Company's profitability or financial condition. The general rate of inflation does, however, affect certain operating expenses such as compensation, communications, occupancy, postage, stationery,

                                      13.8
supplies, and other general and administrative expenses. Because of competitive factors in the securities brokerage industry, increases in these costs resulting from inflation may not be readily recoverable through increased fees for the Company's services and may lead to adverse changes in results of operations and financial condition.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Effective for financial statements for fiscal years beginning after December 15, 1995, SFAS 123 establishes a fair value-based method of accounting for stock options and other equity instruments. While permitting entities to continue to use the intrinsic value method included in Accounting Principles Board No. 25 ("APB 25") "Accounting for Stock Issued to Employees", it requires employers to disclose additional information including disclosure of the pro forma amount of net income and earnings per share as if the fair value-based method were used to account for stock-based compensation, if the intrinsic value method of APB 25 is retained. The Company will continue using the intrinsic value method. As described in Note 11 to the accompanying consolidated financial statements, the effect on pro forma net income as if the Company had adopted the fair value-based method was a reduction in net earnings of $206,134 for 1997 and $16,987 for 1996 and a reduction in primary earnings per share of $0.07 for 1997 and no change in primary earnings per share for 1996.

        On March 3, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." Effective for financial statements for fiscal periods ending after December 15, 1997, SFAS 128 establishes simplified new standards for computing and presenting earnings per share. The new standard replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share, respectively. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Unlike primary earnings per share, basic earnings per share does not include any dilutive effect of outstanding stock options. Diluted earnings per share is computed similarly to fully diluted earnings per share and does include the effect of dilutive outstanding stock options. For the Company, the primary effect of this change will be the exclusion of outstanding dilutive stock options from the computation of basic earnings per share. This change will begin with the financial statements for the quarterly period which will end on December 31, 1997. The presentation of earnings per share for all prior periods will be restated beginning at that time. If the Company had used the basic earnings per share computation in 1997, 1996, and 1995 it is estimated that basic earnings per share would have been $1.12, $1.29, and $0.66 and diluted earnings per share would have been $1.09, $1.28, and $0.66.

         Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", establishes standards for the reporting and the presentation of comprehensive income, which is divided into net income and other comprehensive income. Other comprehensive income items are to be classified by their nature and by their related accumulated balances in the appropriate financial statements of a company. Generally, other comprehensive income includes transactions not typically recorded as a component of net income such as foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain debt and equity securities. SFAS 130 requires that such items be presented with equal prominence on a comparative basis in the appropriate financial statements for fiscal years beginning after December 15, 1997. Accordingly, the Company intends to comply with SFAS 130 beginning with its 1999 fiscal year. If the Company had reported comprehensive income for fiscal years 1997, 1996, and 1995, there would not have been a material difference between net income and comprehensive income.

        Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", establishes standards and disclosure requirements for the way companies report information about operating segments, including related product information, both in annual and interim reports issued to stockholders. Operating segments are components of a company about which separate financial information is available and which are used in determining resource allocations and performance results. Information such as segment net earnings, appropriate revenue and expense items and certain balance sheet items are required to be presented, and such amounts are required to be reconciled to the company's combined financial

                                      13.9
information. This standard is effective for financial statements issued for periods ending after December 31, 1997, including interim periods. The Company will assess the methodologies and reporting for compliance with SFAS 131.

FORWARD-LOOKING STATEMENTS

        Certain statements in this discussion may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate and securities market fluctuations, competition from within and from outside the investment brokerage industry, new products and services in the investment brokerage industry, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that the actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



                                      13.10

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



                                                                           June 27,              June 28,
                                                                             1997                  1996

ASSETS
   Cash and cash equivalents                                             $ 6,566,361           $ 4,604,319
   Cash segregated under Federal regulations                                 670,044                   627
   Receivable from brokers, dealers and
    clearing organizations (note 2)                                        2,256,973             4,773,883
   Receivable from customers (note 3)                                     90,404,457            78,691,390
   Trading and investment securities,
    at market value (note 4)                                              13,548,274            12,940,722
   Exchange memberships, at adjusted cost
    (market value $2,761,500 in 1997 and $3,097,000 in 1996)                 838,100               838,100
   Equipment and leasehold improvements, at
    cost (less accumulated depreciation and amortization of
    $6,240,658 in 1997 and $5,822,486 in 1996)                             4,075,051             2,973,023
   Deferred income taxes (note 7)                                          1,087,429               639,429
   Other assets (note 9)                                                  10,406,848             8,787,079

   Total Assets                                                        $ 129,853,537         $ 114,248,572

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Drafts payable                                                      $         -           $   4,068,235
   Short term bank loans (note 5)                                          4,950,000             3,600,000
   Payable to brokers, dealers and
    clearing organizations (note 2)                                        4,714,494             2,227,376
   Payable to customers (note 3)                                          77,976,229            60,577,764
   Securities sold, but not yet purchased,
    at market value (note 4)                                                 545,978             2,372,116
   Accounts payable, accrued compensation
    and other liabilities (note 8)                                        12,489,184            11,912,646
   Payable to shareholders for purchase and
    retirement of common stock                                                   -               3,800,000

   Total Liabilities                                                     100,675,885            88,558,137

Stockholders' Equity (notes 6, 8, 10 and 11)
   Common stock, $0.10 par value. Authorized
    10,000,000 shares; issued and outstanding
    3,172,946 in 1997 and 2,022,475 in 1996                                  317,295               202,247
   Additional paid-in capital                                             12,540,734            10,426,723
   Retained earnings                                                      17,384,953            15,537,305
   Subscriptions receivable                                               -1,065,330              -475,840

   Total Stockholders' Equity                                             29,177,652            25,690,435

   Commitments and Contingencies (notes 12 and 13)

   Total Liabilities and Stockholders' Equity                          $ 129,853,537         $ 114,248,572


See notes to consolidated financial statements.




                                     13.11

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                              Year Ended

                                                         June 27,              June 28,              June 30,
                                                          1997                   1996                  1995

REVENUES
   Commissions                                        $ 42,665,846          $ 39,902,423          $ 28,300,683
   Principal transactions                               13,886,838            11,159,434            10,725,020
   Investment banking                                    8,357,622            10,559,244             6,257,511
   Interest and dividends                                7,856,697             6,621,355             5,852,740
   Advisory and administrative
    service fees                                         7,651,131             4,677,522             2,781,944
   Other income                                            489,077               245,327               201,391

   Total Revenues                                       80,907,211            73,165,305            54,119,289

EXPENSES
   Employee compensation and
    benefits (notes 8 and 11)                           51,377,400            47,001,154            34,202,361
   Communications                                        3,755,984             3,305,237             2,985,387
   Occupancy and equipment                               4,485,341             3,057,326             2,443,465
   Advertising and sales promotion                       2,240,461             1,841,300             1,745,289
   Postage, stationery and supplies                      2,287,018             2,128,837             1,741,974
   Brokerage, clearing and
    exchange fees                                        1,627,275             1,312,314             1,010,292
   Data processing                                       1,440,231             1,180,086               920,506
   Interest                                              3,012,398             2,280,110             1,900,923
   Other operating expenses                              5,228,124             4,491,128             3,880,677

   Total Expenses                                       75,454,232            66,597,492            50,830,874

   Income before income taxes                            5,452,979             6,567,813             3,288,415

   Income taxes (note 7)                                 1,995,400             2,392,100             1,187,000

   Net income                                          $ 3,457,579           $ 4,175,713           $ 2,101,415


   Earnings per common share:
     Primary                                                $ 1.10                $ 1.28                $ 0.66
     Fully Diluted                                          $ 1.09                $ 1.28                $ 0.66



See notes to consolidated financial statements.





                                     13.12

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          Years Ended June 27, 1997, June 28, 1996, and June 30, 1995


                                           Common Stock        Additional                   Subscrip-
                                      Number of                   Paid-in       Retained     tions
                                       Shares         Amount      Capital       Earnings   Receivable      Total


Balance at June 24, 1994              2,102,896    $ 210,290   $ 9,671,859  $ 14,140,038 $     -       $ 24,022,187
Issuance of common stock
   (notes 8, 10 and 11)                  52,407        5,240       513,918        -            -            519,158
Purchase and retirement of
   common stock (note 10)               -47,683       -4,768      -221,004      -338,379       -           -564,151
Cash dividends
   ($0.27 per share)                      -            -             -          -840,763       -           -840,763
Net income                                -            -             -         2,101,415       -          2,101,415

Balance at June 30, 1995              2,107,620      210,762     9,964,773    15,062,311       -         25,237,846
Issuance of common stock
   (notes 8, 10 and 11)                 116,247       11,624     1,473,805          -        -475,840     1,009,589
Purchase and retirement of
   common stock (note 10)              -201,392      -20,139    -1,011,855    -2,787,144         -       -3,819,138
Cash dividends
   ($0.28 per share)                      -            -             -          -913,575         -         -913,575
Net income                                -            -             -         4,175,713         -        4,175,713

Balance at June 28, 1996              2,022,475      202,247    10,426,723    15,537,305     -475,840    25,690,435

Issuance of common stock
   (notes 8, 10 and 11)                 136,952       13,695     2,303,875          -        -799,875     1,517,695
Purchase and retirement of
   common stock (note 10)               -36,239       -3,623      -189,864      -482,684      180,010      -496,161
Subscriptions received                    -            -             -             -           30,375        30,375
Cash dividends
   ($0.33 per share)                      -            -             -        -1,022,271         -       -1,022,271
Stock split effected as a
   stock dividend (note 8)            1,049,758      104,976          -         -104,976         -             -
Net income                                -            -             -         3,457,579         -        3,457,579

Balance at June 27, 1997              3,172,946    $ 317,295  $ 12,540,734  $ 17,384,953  $-1,065,330   $29,177,652



   See notes to consolidated financial statements.




                                     13.13

             SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                    Year Ended
                                                              June 27,              June 28,           June 30,
                                                                1997                  1996               1995
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income                                               $ 3,457,579           $ 4,175,713        $ 2,101,415
   Adjustments to reconcile net income to net cash
     provided by operating activities:
   Depreciation and amortization                              1,767,026               920,418            720,494
   (Gains) losses on disposition of equipment                   173,326                   829             -1,712
   Deferred income taxes                                       -448,000              -314,000           -199,000
   Allowance for doubtful accounts                              -35,882               -24,497             87,000
   Changes in assets and liabilities:
     Cash segregated under Federal regulations                 -669,417                 5,176              7,996
     Receivable from brokers, dealers and
      clearing organizations                                  2,516,910            -2,448,268           -861,481
     Receivable from customers                              -11,742,050           -13,698,032         -5,355,587
     Trading securities                                        -594,510               506,367         -4,938,079
     Other assets                                               761,671            -1,963,476           -154,458
     Payable to brokers, dealers
      and clearing organizations                              2,487,118             1,334,382         -1,944,388
     Payable to customers                                    17,398,465             9,795,185         12,597,018
     Securities sold, but not yet purchased                  -1,826,138             1,801,328             11,756
     Accounts payable, accrued compensation
      and other liabilities                                     620,173             4,100,258          1,624,608

Net cash provided by operating activities                    13,866,271             4,191,383          3,695,582

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in drafts payable                              -4,068,235             2,642,850         -5,437,663
   Net change in short term bank loans                        1,350,000            -3,000,000          4,500,000
   Net change in securities sold under
    agreements to repurchase                                       -                    -                -21,250
   Cash dividends paid                                       -1,003,409              -857,641           -822,766
   Purchase and retirement of common stock                   -4,296,161               -19,138           -564,151
   Issuance of common stock                                   1,548,070             1,009,589            519,158

Net cash used for financing activities                       -6,469,735              -224,340         -1,826,672

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sales of not readily
    marketable securities                                        77,658               260,077            196,637
   Purchases of not readily marketable securities               -90,700              -340,899           -205,438
   Proceeds from disposition of investment real estate              -                   -                804,638
   Proceeds from disposition of equipment                        30,623                   911             13,474
   Purchases of equipment and leasehold improvements         -3,060,192            -1,719,691           -721,384
   Repayments of  loans receivable                              176,165                81,018            314,678
   Increase in loans receivable                              -2,568,048            -1,405,521           -921,001

Net cash used for investing activities                       -5,434,494            -3,124,105           -518,396

Net increase in cash and cash equivalents                     1,962,042               842,938          1,350,514

Cash and cash equivalents at beginning of year                4,604,319             3,761,381          2,410,867
Cash and cash equivalents at end of year                    $ 6,566,361           $ 4,604,319        $ 3,761,381



                                     13.14



Cash paid during the year for interest                      $ 3,008,337           $ 2,297,495        $ 1,905,064
Cash paid during the year for income taxes                  $ 2,468,975           $ 2,570,481        $ 1,231,106



   See notes to consolidated financial statements.




                                     13.15

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

Scott & Stringfellow, the Parent's principal subsidiary, is a broker-dealer registered under the Securities Exchange Act of 1934 and it operates 29 offices in communities located across Virginia, North Carolina, West Virginia, and South Carolina. A summary of the significant accounting policies of Scott & Stringfellow Financial, Inc. and subsidiaries (collectively, the "Company") is presented below.

A. PRINCIPLES OF CONSOLIDATION. The Company's consolidated financial statements include all of the accounts of Scott & Stringfellow Financial, Inc. and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

B. USE OF ESTIMATES. Management makes a number of estimates in preparing these financial statements. Actual results may differ significantly from these estimates.

C. FAIR VALUE OF FINANCIAL INSTRUMENTS. The value of all financial assets and liabilities on the consolidated statements of financial condition approximate their fair values.

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

F. CONSOLIDATED STATEMENTS OF CASH FLOWS. For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to be comprised of cash on hand, cash on deposit with financial institutions, and money market investments with original maturities of ninety days or less. At June 27, 1997 and June 28, 1996, cash equivalents included $778,134 and $723,358 of money market investments, respectively.

G. INCOME TAXES. The Parent and its subsidiaries file consolidated income tax returns. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

H. EQUIPMENT AND LEASEHOLD IMPROVEMENTS. The Company depreciates furniture and equipment using straight-line and accelerated methods, based on estimated useful lives of three to seven years. Computer software is generally amortized on a straight-line basis over three years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

I. EARNINGS AND DIVIDENDS PER COMMON SHARE. Earnings and dividends per common share are calculated by dividing net income and dividends, respectively, by the weighted average common shares and common stock equivalents outstanding during the period. Fully diluted earnings per share is computed using the weighted average common shares outstanding during the period, including the maximum dilutive effect of common stock equivalents. Common stock equivalents include unexercised stock options and are determined using the treasury stock method.

                                     13.16

The number of shares used in the earnings and dividends per common share calculations are 3,145,300 for the year ended June 27, 1997, 3,256,095 for the year ended June 28, 1996, and 3,163,373 for the year ended June 30, 1995.

J. STOCK OPTION PLAN. Prior to June 29, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On June 29, 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


NOTE 2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS.

Receivable from and payable to brokers, dealers and clearing organizations consist of the following:

                                                      June 27,        June 28,
                                                       1997             1996
   Receivable from brokers, dealers, and
   clearing organizations:
     Securities failed to deliver                   $ 264,793        $ 259,607
     Deposits paid for securities borrowed          1,821,989        4,246,600
     Receivable from clearing organizations           170,191          267,676

     Total                                        $ 2,256,973      $ 4,773,883

   Payable to brokers, dealers, and
   clearing organizations:
     Securities failed to receive                   $ 580,238      $ 1,580,908
     Deposits received for securities loaned        3,610,700          356,200
     Payable to clearing organizations                523,556          290,268

     Total                                        $ 4,714,494      $ 2,227,376


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

Included in receivable from and payable to customers are balances with officers and directors of the Company as follows:

                                                    June 27,        June 28,
                                                      1997            1996

     Receivable from officers and directors       $ 5,570,647     $ 3,805,115
     Payable to officers and directors            $ 1,009,238     $   210,656



                                     13.17

NOTE 4.  TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of the following:


                                                              June 27,           June 28,
                                                                1997               1996


   Owned:
     Marketable securities, at market value:
       U.S. government and government
         agency obligations                                   $ 420,896          $ 490,628
       State and municipal obligations                        8,694,168          7,496,724
       Corporate bonds                                          806,508          1,380,440
       Corporate stocks                                       2,248,043          3,011,271
       Other                                                    466,385            325,586
       Sub-total                                             12,636,000         12,704,649

     Not readily marketable securities, at
       estimated fair value                                     912,974            236,073

     Total                                                 $ 13,548,274       $ 12,940,722

   Sold, but not yet purchased, at market value:
     U. S. Government and government
        agency obligations                                     $ 28,727               -
     State and municipal obligations                               -              $ 27,140
     Corporate bonds                                              2,685              5,100
     Corporate stocks                                           479,486          2,326,376
     Other                                                       35,080             13,500

     Total                                                    $ 545,978        $ 2,372,116

NOTE 5.  SHORT-TERM BANK LOANS

The Company maintains lines of credit from established financial institutions totaling $52.0 million, of which $4,950,000 was outstanding as of June 27, 1997. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings. Short-term bank loans are secured by customer-owned securities purchased on margin or firm-owned securities. Short-term bank loans are generally made at the bank's broker call rate (7.25% at June 27, 1997) and are payable on demand. The market value of firm-owned securities pledged as collateral at June 27, 1997 was $6,153,467. Customer securities were not pledged as collateral for short-term bank loans at June 27, 1997.


NOTE 6.  NET CAPITAL REQUIREMENTS

Scott & Stringfellow is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. and elects to compute its net capital requirements in accordance with the alternative method.

Under this method, Scott & Stringfellow is required to maintain minimum net capital, as defined, equal to two percent of aggregate debit balances arising from customer transactions, as defined. The net capital rules also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate debits. At June 27, 1997, Scott & Stringfellow's net capital of $14,863,886 was 16% of aggregate debit balances and was $12,984,958 in excess of the minimum net capital required.



                                     13.18

NOTE 7.  INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

                                                Year Ended
                               June 27,           June 28,          June 30,
                                1997               1996              1995
   Current:
     Federal                 $ 2,080,000        $ 2,301,100       $ 1,208,000
     State                       363,400            405,000           178,000
       Total current           2,443,400          2,706,100         1,386,000

   Deferred:
     Federal                    -374,000           -261,000          -166,000
     State                       -74,000            -53,000           -33,000
       Total deferred           -448,000           -314,000          -199,000

   Total                     $ 1,995,400        $ 2,392,100       $ 1,187,000

Income tax expense differs from the amount computed by applying the 34% statutory Federal income tax rate to income before income taxes for the following reasons:

                                                            Year Ended
                                              June 27,        June 28,        June 30,
                                               1997            1996            1995


Federal tax, computed at
 statutory rate                             $ 1,854,013     $ 2,233,056     $ 1,116,000
State income taxes, net of
 Federal tax benefit                            190,321         232,643          95,700
Tax-exempt interest and dividends,
 net of non-deductible carrying
 charges                                        -37,142         -94,105         -92,100
Meals and entertainment                          79,155          46,488          51,500
Increase in cash surrender value of
 life insurance policies                       -112,776         -31,145            -
Other, net                                       21,829           5,163          15,900
   Income tax expense                       $ 1,995,400     $ 2,392,100     $ 1,187,000


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:



                                                              June 27,           June 28,
                                                                1997               1996

Deferred tax assets:
   Deferred compensation                                    $   953,712        $   501,008
   Accrued expenses for financial reporting purposes            284,165            328,364
   Loans receivable, principally due to allowance for
     doubtful accounts                                            1,283             26,256
     Total gross deferred tax assets                          1,239,160            855,628
     Less: valuation allowance                                    -                  -
     Deferred tax assets                                      1,239,160            855,628

Deferred tax liabilities:
   Exchange seats, principally due to differences in
     assigned values and tax bases                             -142,084           -191,430
   Other, principally due to differences in assigned
     values and tax bases of investments                         -9,647            -24,769
     Total gross deferred tax liabilities                      -151,731           -216,199

     Net deferred tax asset                                 $ 1,087,429        $   639,429


                                     13.19

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


NOTE 8.  EMPLOYEE BENEFIT PLANS

The Company maintains an employee profit sharing plan which incorporates a 401(k) feature and covers substantially all employees of the Company. Employees may contribute up to fifteen percent of their individual earnings to the plan each year, subject to an annual limitation established by the Internal Revenue Code. In addition to employee contributions, matching contributions and profit sharing contributions may be made at the discretion of the Company. Under the plan, matching contributions of $351,262, $307,850, and $280,143 were made in 1997, 1996, and 1995, respectively. Additional contributions, determined on the basis of calendar year profitability, totaled $1,478,754 in 1997, $1,286,750 in 1996, and $794,095 in 1995.

The Company also maintains a non-qualified and unfunded deferred compensation plan for the benefit of selected highly compensated employees. This plan allows the participants to defer compensation and to receive discretionary profit sharing contributions beyond the Internal Revenue Code limitations governing the Company's profit sharing plan. Company expense pursuant to this plan amounted to $807,101 in 1997, $413,289 in 1996, and $120,065 in 1995. At June 27, 1997 and
June 28, 1996, the Company's obligations under this plan amounted to $2,380,921 and $1,301,320, respectively, which are included in other liabilities in the accompanying consolidated statements of financial condition.

The Company also maintains an employee stock purchase plan, which allows substantially all employees to acquire shares of the Company's common stock through a payroll deduction program. Shares are issued to the plan trust quarterly at a price equal to 85% of the fair market value as defined in the plan. During 1997, a total of 60,340 shares of common stock were issued to this plan at an average price of $12.61 per share. During 1996, a total of 101,512 shares of common stock were issued to this plan at an average price of $8.51 per share. During 1995, 64,599 shares were issued at an average price of $6.89 per share. The preceding description of shares issued and prices has been adjusted for the 3 for 2 stock split effected in the form of a 50% stock dividend which was distributed to shareholders on May 6, 1997.


NOTE 9.  TRANSACTIONS WITH RELATED PARTIES

Loans to directors and executive officers of the Company, exclusive of amounts included in receivable from customers as discussed in note 3, amounted to $443,662 and $460,522 at June 27, 1997 and June 28, 1996, respectively. The loans are included in other assets in the accompanying consolidated statements of financial condition. In addition, promissory notes in the amount of $1,065,330 and $475,840 at June 27, 1997 and June 28, 1996, respectively, were receivable from directors and officers of the Company pursuant to terms of the Management Stock Purchase Loan Plan. These amounts are included in subscriptions receivable in the stockholders' equity section of the accompanying consolidated statements of financial condition. (Also see "Common Stock Transactions.")


NOTE 10.  COMMON STOCK TRANSACTIONS

During 1997, 1996, and 1995, the Company repurchased and retired 36,239, 201,392, and 47,683 shares, respectively, of its common stock. Of the shares repurchased, 25,308 were repurchased from directors at a cost of $488,125 in 1997, 29,758 were repurchased from directors at a cost of $565,402 in 1996, and 1,968 were repurchased from a director at a cost of $21,648 in 1995.

During 1997 and 1996, the Company issued 39,500 and 33,440 shares, respectively, of its common stock to management employees, including directors and executive officers, pursuant to the terms of its Management Stock

                                     13.20

Purchase Loan plan in exchange for promissory notes with original face amounts totaling $799,875 in 1997 and $475,840 in 1996. The purpose of this plan is to issue stock to selected management employees at fair market value, as defined in the plan, in exchange for promissory notes. The notes are payable upon demand and bear interest at the short-term applicable federal rate, which ranged from 5.63% to 6.23% during 1997. The notes are fully recourse and are secured by a collateral pledge of the shares.


NOTE 11.  STOCK OPTION PLAN

In 1987, the Company adopted a stock option plan (the "Plan") pursuant to which options to purchase up to 720,000 shares of common stock may be granted to eligible employees. The Plan expired in October 1996. However, options previously granted were outstanding at June 27, 1997. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. Options may, but need not, qualify as "incentive stock options" under
Section 422 of the Internal Revenue Code. The options become exercisable over periods ranging from 2 to 6 years from the date of grant and expire 10 years from the date of grant.

The following table summarizes the Company's stock options as of June 27, 1997, June 28, 1996, and June 30, 1995, and changes during the years then ended. All amounts have been adjusted for the 3 for 2 stock split effected in the form of a 50% stock dividend which was distributed to shareholders on May 6, 1997.

                                                               Weighted
                                                                Average
                                                               Exercise
                                             Shares             Price

   Outstanding June 24, 1994                337,788              $ 7.14
   Granted                                   64,500                8.00
   Canceled                                 -18,371                7.57
   Exercised                                -13,921                4.97

   Outstanding June 30, 1995                369,996                7.35
   Granted                                   82,275                9.61
   Canceled                                  -1,332                8.18
   Exercised                                -22,698                6.06

   Outstanding June 28, 1996                428,241                7.85
   Granted                                  206,250               11.74
   Canceled                                 -13,314                9.81
   Exercised                                -28,986                6.64

   Outstanding June 27, 1997                592,191                9.22


The following table summarizes information about stock options outstanding at June 27, 1997:



                                        Options Outstanding                            Options Exercisable
                                               Weighted        Weighted                               Weighted
              Range of                         Average          Average                                Average
              Exercise          Number        Remaining        Exercise              Number           Exercise
              Prices         Outstanding  Contractual Life      Price             Exercisable          Price


         $4.03 - $6.00            22,878      2.4 years          $ 4.37                22,878           $ 4.37
          6.00 - 9.00            287,538      6.2                  7.75               135,018             7.65
          9.00 - 12.00           281,775      9.3                 11.12                 -                 -



                                     13.21

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                1997                1996

Net Income            As Reported           $ 3,457,579         $ 4,175,713

                      Pro Forma               3,251,445           4,158,726

Primary earnings
 per share            As Reported                 $1.10               $1.28

                      Pro Forma                    1.03                1.28

Fully diluted
 earnings per share   As Reported                 $1.09               $1.28

                      Pro Forma                    1.03                1.27

Pro forma net income reflects only options granted in 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 6 years and compensation cost for options granted prior to August 1, 1995 is not considered.

The per share weighted-average fair value of stock options granted during 1997 and 1996 was $5.56 and $3.80 on the date of grant using the binomial option pricing model with the following weighted-average assumptions: 1997 expected dividend yield 2.72%, risk-free interest rate of 6.56%, and an expected life of
7.3 years; 1996 - expected dividend yield of 2.88%, risk-free interest rate of 6.46%, expected volatility of 32.2%, and an expected life of 7.3 years.


NOTE 12.  COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain data processing and communications equipment under operating leases expiring at various dates to 2005. Minimum future rental payments required under such leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 27, 1997 are as follows:


              Year                            Minimum Rental Commitments
                             Office Space       Equipment             Total

              1998            $ 2,477,538       $ 483,270       $ 2,960,808
              1999              2,415,233         219,155         2,634,388
              2000              2,128,824         114,417         2,243,241
              2001              1,994,654          16,953         2,011,607
              2002              1,657,258          4,482          1,661,740
              Thereafter        3,772,655           -             3,772,655

              Total          $ 14,446,162       $ 838,277      $ 15,284,439

Some of the Company's leases contain escalation clauses and renewal options. Total rent expense under operating leases approximated $2,660,000 in 1997, $2,341,000 in 1996, and $1,885,000 in 1995.


                                     13.22

As of June 27, 1997, the Company had a $1.5 million irrevocable letter of credit available for the purpose of collateralizing certain customer option positions. No amounts were outstanding with respect to this letter of credit at June 27, 1997 or June 28, 1996.

The Company has been named in legal actions relating to its securities business. In the opinion of management, based upon consultation with legal counsel handling such matters, the resolution of open litigation is not expected to have a material adverse effect on the financial position or results of operations of the Company.


NOTE 13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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


                                     13.23

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

   Management believes that during fiscal 1997 its system of internal accounting controls and internal auditing procedures were adequate to accomplish their intended objectives of assuring the accuracy and reliability of the Company's financial information and the protection and control of its assets.

/s/ Mike D. Johnston
--------------------
Mike D. Johnston
Vice President and Chief Financial Officer

/s/ C. Lewis Loth
-----------------
C. Lewis Loth
Vice President and Treasurer








                                     13.24

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Scott & Stringfellow Financial, Inc.

   We have audited the accompanying consolidated statements of financial condition of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 27, 1997, June 28, 1996, and June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996 and the results of their operations and their cash flows for the years ended June 27, 1997, June 28, 1996, and June 30, 1995 in conformity with generally accepted accounting principles.



                                                     /s/ KPMG Peat Marwick LLP
                                                     -------------------------


Richmond, Virginia
August 5, 1997









                                     13.25

Exhibit 13


QUARTERLY RESULTS OF OPERATIONS - Unaudited
(In thousands except per share amounts)



                                                                Quarter Ended
1997                                 June 27            March 27         December 31       September 29


Revenues                            $ 22,169            $ 20,826            $ 19,968           $ 17,944
Expenses                              20,471              19,862              18,521             16,600
Income before income taxes             1,698                 964               1,447              1,344
Income taxes                             625                 351                 531                488
Net income                          $  1,073            $    613            $    916           $    856
Earnings per common share           $   0.33            $   0.19            $   0.30           $   0.28


                                                                Quarter Ended
1996                                 June 28            March 29         December 31       September 29

Revenues                            $ 20,473            $ 17,447            $ 17,591           $ 17,654
Expenses                              18,670              16,307              15,872             15,748
Income before income taxes             1,803               1,140               1,719              1,906
Income taxes                             654                 412                 640                685
Net income                          $  1,149            $    728            $  1,079           $  1,221
Earnings per common share           $   0.34            $   0.22            $   0.34           $   0.38








                                     13.30

Common Stock Performance and Dividends

     Scott & Stringfellow Financial, Inc. Common Stock is traded on the NASDAQ National Market System under the symbol "SCOT." As of June 27, 1997, there were 332 holders of record of the Company's Common Stock. The table below provides a comparative summary of the prices for the Company's Common Stock and cash dividends declared for the years ended June 27, 1997 and June 28, 1996.



                                            Common Stock Prices (1)              Dividends Per Share (1)
                                        1997                 1996                  1997          1996
                                   High       Low        High       Low


First Quarter                    $ 12.33    $ 11.33     $ 9.67     $ 8.17          $ .08        $ .07
Second Quarter                     12.83      11.67       9.83       9.00            .08          .07
Third Quarter                      17.33      12.83       9.83       9.00            .08          .07
Fourth Quarter                     20.00      13.50      12.33       9.17            .09          .08



(1) All common stock prices and dividend per share amounts have been adjusted to reflect a 3:2 stock split effected in the form of a 50% stock dividend distributed on May 6, 1997, to shareholders of record on April 18, 1997.





                                     13.40