Form 10-K405, Exhibit 13
period 1998-06-26
SCOTT & STRINGFELLOW FINANCIAL INC
filed 1998-09-23
CIK 802555

Exhibit 13

 SELECTED FINANCIAL DATA
(In thousands except per share amounts and Other Company Data)




                                                                          Years Ended
                                              June 26,        June 27,      June 28,      June 30,      June 24,
                                                1998            1997          1996          1995          1994
Results of Operations

Total Revenues                                $ 105,364       $ 80,907      $ 73,165      $ 54,119      $ 52,108
Income before income taxes                        9,120          5,453         6,568         3,288         4,665
Net income                                        5,782          3,458         4,176         2,101         2,958


Per Share Data

Earnings per share - basic                    $    1.81       $   1.12      $   1.30      $   0.67      $   0.94
Earnings per share - diluted                       1.67           1.09          1.28          0.66          0.93
Cash dividends per share                           0.37           0.33          0.28          0.27          0.23
Book value per share                              10.46           9.20          8.47          7.98          7.61
Average shares outstanding                        3,200          3,079         3,224         3,147         3,158
Average shares and dilutive
     potential shares outstanding                 3,465          3,160         3,256         3,163         3,173

Financial Condition

Total assets                                  $ 167,993       $129,854      $114,249      $ 93,266      $ 80,702
Total liabilities                               133,707        100,676        88,558        68,028        56,680
Total stockholders' equity                       34,286         29,178        25,690        25,238        24,022

Other Financial Data

Profit margin:
     Pre-tax                                        8.7%           6.7%          9.0%          6.1%          9.0%
     After-tax                                      5.5%           4.3%          5.7%          3.9%          5.7%
Return on average equity:
     Pre-tax                                       28.6%          19.7%         24.1%         13.3%         20.2%
     After-tax                                     18.1%          12.5%         15.3%          8.5%         12.8%

Other Company Data

Total employees                                     616            566           520           479           458
Investment brokers                                  260            237           223           214           205
Branch offices                                       31             29            28            26            25



                                      13.1

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

     The Company is the holding company for Scott & Stringfellow, Inc., a regional brokerage, investment banking, and financial services firm headquartered in Richmond, Virginia. Scott & Stringfellow operated as a partnership from its founding in 1893 until its incorporation in 1974. The firm has been a member of the New York Stock Exchange since June 20, 1895. The holding company was established in 1986 in connection with an initial public offering of common stock. Since 1986, the Company has experienced moderate growth through strategic acquisitions, the opening of new branch offices in communities within its market area, and the hiring of additional investment brokers. At June 26, 1998, the Company operated 31 offices in communities located across Virginia, North Carolina, West Virginia, and South Carolina and had approximately 616 employees including 260 investment brokers.

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

     During fiscal 1998, approximately 79% of the Company's total revenues were derived from brokerage and investment banking including 70% from retail brokerage, 7% from institutional brokerage, and 2% from investment banking fees. Of the Company's remaining revenues, dividends and interest income provided 9% and investment advisory and administrative service fees and other income provided 12%.

     The Company's profitability is largely sensitive to the market volume of trading in securities and the relative level and volatility of market prices for equity and fixed income securities. Many of the Company's activities have high operating costs which do not decrease proportionately with reduced levels of activity and may even increase during such periods. Moreover, many of these operating costs may increase at a proportionately greater rate than revenues during periods of increased activity. While the Company attempts to develop revenue sources which are less sensitive to financial market conditions, its profitability is adversely affected by sustained periods of reduced transaction volume or loss of brokerage clients. The Company's profitability is also adversely affected when it is unable to compensate for increases in fixed costs through increased transaction volume or the pricing of its services. As a full service firm, the Company's fixed cost structure is significantly higher than many of its competitors, particularly discount and internet brokerage firms.

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


                                      13.2

LIQUIDITY, CAPITAL RESOURCES, AND MARKET RISK

     The Company's primary sources of funds include its net income, cash balances payable to clients, broker- dealers, and others, and short-term bank financing. As set forth in the Consolidated Statement of Cash Flows for the year ended June 26, 1998, presented in the financial statements which follow, cash provided by operations was negative $10.8 million. Although net income, depreciation, and amortization provided $7.8 million of cash flow, the Company's receivable from customer balances increased by $33.2 million and receivable from other brokers, dealers, and clearing organizations increased by $6.1 million during the year. The increase in receivable from customers was primarily due to increase in margin loan balances used to finance purchases or carrying of securities by clients. Investing activities used cash of $5.9 million, inlcuding $3.0 million used for purchases of fixed asssets and $2.6 million in new loans receivable, which principally include forgivable loans used in connection with the recruitment of new employees. Financing activities provided cash of $13.3 million, which included an increase in borrowings under short-term bank loans of $14.0 million.

     During fiscal 1998, the Company's total assets increased by 29% to $168.0 million from $129.9 million, primarily as a result of higher customer margin loan balances, which are classified as receivable from customers on the Consolidated Statements of Financial Condition. Receivable from customers increased 37% during the year and represented 74% of the Company's total assets as of June 26, 1998. Approximately 88% of the Company's total assets, including receivables from customers, are liquid, consisting of cash or assets convertible into cash.

     The Company has historically funded its assets with equity capital, customer credit balances, and short-term bank loans. At June 26, 1998, total stockholders' equity was $34.3 million, or 20% of total assets, compared to $29.2 million, or 22% of total assets, at June 27, 1997. The Company's largest liability, payable to customers, amounted to $89.8 million at June 26, 1998, an increase of 15% from June 27, 1997. The remaining funding was provided primarily by short-term liabilities arising in the ordinary course of the Company's business and by short- term bank loans. Short-term bank loans are used to finance periodic increases in receivables from customers and trading securities. Such loans are secured by either customer-owned securities held in margin accounts or firm- owned securities held in inventory accounts or are unsecured The Company maintains lines of credit from commercial banks totaling $60.0 million, of which $18.9 million was outstanding as of June 26, 1998. Additional bank credit facilities are available on a short-term basis for the purpose of financing securities underwritings.

     The Company received cash proceeds from issuance of common stock totaling $2.6 million during the year, compared to $1.5 million in 1997 and $1.0 million in 1996. Common stock is issued primarily to participants in the Company's employee stock purchase plan, pursuant to exercises of stock options granted to employees, and in connection with the Management Stock Purchase Loan Plan. The company repurchased $2.0 million of its common stock in the open market under its existing share repurchase program, for which authorization to repurchase 327,060 shares remained at June 26, 1998.

     Scott & Stringfellow is subject to the net capital requirements of the Securities and Exchange Commission and the New York Stock Exchange, which are designed to measure the general financial soundness and liquidity of broker-dealers. The Company has consistently operated in excess of the minimum regulatory net capital requirements. At June 26, 1998, Scott & Stringfellow's regulatory net capital of $15.9 million exceeded the minimum requirement by approximately $13.3 million.

     Management believes that funds provided by earnings, combined with its liquid capital base and its present lines of credit, will be fully adequate to meet the Company's financing needs for the foreseeable future.

     The Company is exposed to some degree of market risk, the risk of loss arising from adverse changes in the fair value of financial instruments. Market risk represents the potential loss the Company may incur as a result of absolute and relative price movements in financial instruments due to changes in interest rates, foreign exchange rates, equity prices, and other political factors.
The Company is not subject to significant direct market risk due to changes in foreign exchange rates. However, the Company is subject to market risk as a result of changes in interest rates and equity prices which are impacted by global economic conditions. The principal source of this risk arises from


                                      13.3
maintaining securities inventory positions and trading and market-making in these securities. The Company carries inventories of marketable securities including equities and municipal, U.S. government, and corporate fixed income securities primarily for re-sale to its retail brokerage customers. The Company is exposed to interest rate risk on its fixed income securities due to changes in the level of interest rates, interest rate volatility, and the shape of the yield curve in various markets. The Company is exposed to equity price risk due to changes in the leval and volatility of equity prices primarily in the NASDAQ and over-the-counter markets. The Company controls its market risk primarily through notional limits on trading inventories. In addition, the Company attempts to control interest rate risk on its long municipal bond and corporate bond inventories through maintaining short cash positions in U.S. government obligations. The Company does not use index futures, options nor derivative instruments in managing risk in its securities inventories. The following table shows the fair market value of the Company's long, short, and net positions, with weighted average maturities for fixed income securities, and overall position limits as of June 26, 1998:




                                                         Long               Short             Net              Limit

U.S. Government, government agency
 and corporate obligations                           $ 1,261,697            ($2,026,240)      ($764,543)       Long $8,000,000
(weighted average maturities of 7.8 yrs.)                                                                      Short $6,000,000

State and municipal obligations - Trading              4,267,549                      0       4,267,549        Long $10,000,000 (1)
(weighted average maturities of 18.1 yrs.)

State and municipal obligations -
 Underwritten                                            686,391                      0         686,391        Long $10,000,000 (1)
(weighted average maturities of 11.1 yrs)


Corporate stocks  - NASDAQ/OTC Trading                 2,431,193               (524,492)      1,906,701        Long $3,000,000
                                                                                                               Short $1,500,000

Corporate stocks - Underwritten                        1,373,683                      0       1,373,683        None

Other securities                                         898,202                    (19)        898,183        None



     (1) State and municipal obligations for both trading and underwritten inventories are subject to aggregate position limits of $10,000,000.


RESULTS OF OPERATIONS

     The results of the Company's operations over the three year period covered by fiscal years 1998, 1997, and 1996 reflect the growth of the Company which has resulted in increasing levels of revenues and expenses. These periods have generally been characterized by favorable financial market conditions and expanding markets for the Company's services. At the same time, the financial services industry has been and continues to be in a period of significant competitive change. Improved technology has resulted in financial information being more widely available to the investing public, often at a lower cost. Thus, the role of the full service retail investment broker is undergoing a transformation to one of providing valuable investment advice and services such as financial planning. To remain competitive, the Company continues to make significant financial commitments, especially in the areas of technology, recruitment of investment brokers, and the development of a capital markets effort based upon regional equity research capabilities. The results of operations during the past three years, therefore, reflect the costs of these committments.


                                      13.4

     The following table provides a summary of the changes in the major categories of revenues and expenses in both dollar amounts and percentage terms for the years ended June 26, 1998, June 27, 1997, and June 28, 1996, and serves as a basis for the comparative discussion of the results of operations for the last three fiscal years which follows. In this discussion, these three fiscal years are referred to as 1998, 1997, and 1996, respectively. Because the Company's fiscal periods end with the last Friday of each month, the results of operations for each of the fiscal years presented include 52 weeks of activity.



                                         CHANGES IN RESULTS OF OPERATIONS

(In thousands)                                  1998 vs. 1997                      1997 vs. 1996
                                              Increase (Decrease)                Increase (Decrease)
                                            Amount         Percent            Amount           Percent

Revenues
     Commissions                          $10,658              25%            $2,763               7%
     Principal transactions                 1,524              11%             2,727              24%
     Investment banking                     5,871              70%            -2,202             -21%
     Interest and dividends                 2,014              26%             1,236              19%
     Advisory and administrative fees       3,964              52%             2,974              64%
     Other                                    426              87%               244              99%

        Total revenues                     24,457              30%             7,742              11%

Expenses
     Employee compensation
        and benefits                       15,701              31%             4,376               9%
     Communications                           300               8%               451              14%
     Occupancy and equipment                  981              22%             1,428              47%
     Advertising and sales promotion          689              31%               399              22%
     Postage, stationery and supplies         502              22%               158               7%
     Brokerage, clearing and
        exchange fees                         259              16%               315              24%
     Data processing                          513              36%               260              22%
     Interest                                 948              31%               733              32%
     Other operating expenses                 897              17%               737              16%

        Total expenses                     20,790              28%             8,857              13%

     Income before income taxes             3,667              67%            -1,115             -17%

     Income taxes                           1,343              67%              -397             -17%

     Net income                           $ 2,324              67%            $ -718             -17%

1998 Compared With 1997



     As a result of strong revenue growth, net income increased by 67% from 1997 to 1998. Earnings per share of $1.67 represented a record year, as did after-tax return on equity of 18%.

     Total revenues increased by $24.5 million, or 30%, in 1998 to a record $105.4 million. Revenues increased in every major revenue category. Strong equity market conditions, as well as internal growth, were contributing factors.


                                      13.5

     Commissions revenues increased by $10.7 million, or 25%, from the prior year. Commissions on agency trades of exchange listed equity securities increased significantly, as did sales of mutual funds and annuities. Retail production grew by approximately 23%, reflecting an 8% increase in the average number of investment brokers employed, from 230 in 1997 to 249 in 1998, as well as higher production per broker. Meanwhile, institutional commisions increased by 121%, reflecting a strategic emphasis in institutional equity sales which began in 1997.

     Principal transactions increased by $1.5 million, or 11%, from the previous year. Revenues from principal transactions include sales credits or "mark-ups" on most fixed income security transactions as well as over-the- counter equity securities in which the Company makes a market. Principal transactions revenue also reflects the trading profits or losses as the Company buys and sells these securities. Sales credits from over-the-counter equity securities increased by $0.8 million, or 9%, while sales credits from fixed income securities were flat with the prior year. Trading profits on equity securities increased by $0.8 million from the prior year, while trading profits on fixed income securities declined slightly.

     Investment banking revenues increased significantly from the prior year. After managing or co-managing only 5 equity offerings in 1997, the Company was manager or co-manager on 16 offerings during 1998. As a result, commisions on managed underwritten stocks increased by $3.7 million and equity underwriting management fees increased by $1.9 million. The corporate finance department also recorded a $0.5 million increase in corporate finance fees from last year. As a result of these efforts, overall investment banking revenues were up by $5.9 million, or 70%, from 1997.

     Interest and dividend income increased by $2.0 million, or 26%, from 1997 to 1998. A 27% increase in the average balances of client margin borrowings accounted for this increase.

     Advisory and administrative fees increased by $4.0 million, or 52%, from the prior period. Investment advisory fees from Scott & Stringfellow Capital Management increased by $1.5 million. Assets under management at Scott & Stringfellow Capital Management were approximately $600 million at the beginning of the fiscal year, reached over $800 million prior to the transfer of assets to Atlantic Capital Management, LLC ("Atlantic") at the end of Feburary 1998, and stood at over $350 million at June 26, 1998. In February 1998, the Company transferred certain assets and assigned certain investment advisory contracts to Atlantic, an investment advisory firm. The Company has retained a 15% membership interest in Atlantic. In addition, significant growth in money market distribution, 37%, and managed accounts fee income, 110%, contributed to the increase in advisory and administrative fees.

     Total expenses increased by $20.8 million, or 28%, from the prior year. While a significant portion of this increase was attributable to expenses which are variable with revenue, such as investment broker compensation, certain fixed cost expense categories also increased during the year.


     Employee compensation and benefits increased by $15.7 million, or 31%, from the previous fiscal year. Compensation categories with the largest increases included investment broker commissions and production bonuses, professional salaries, departmental bonuses and discretionary compensation, which includes profit sharing contributions and management bonuses. Compensation increases were related to higher levels of gross revenue, branch and departmental profitability, and firm profitability. In addition, the increase in professional salaries reflected a continued build-up of capabilities within areas such as capital markets. Higher payroll taxes and employee benefits resulted from an increase in employee headcount; there were 616 employees at June 26, 1998 as compared to 566 employees at June 27, 1997. The average support-to-broker personnel ratio was 1.37 during 1998, a slight increase from 1.36 in 1997.

     Communications expense, primarily comprised of telephone and market quote services, increased by $0.3 million, or 8%. Higher costs for data communications lines supporting the Company's intranet increased as additional applications were added. These costs were partially offset by a decline in charges for basic quote services.


                                      13.6

     Occupancy and equipment expense increased by $1.0 million, or 22%, primarily as a result of higher office rent expense. Additional space was taken under the Company's headquarter lease of the Mutual Building in Richmond. In addition, two branch offices were added and other branch offices were expanded and renovated during the year. Depreciation for leasehold improvements, computer equipment, and furniture and office equipment also increased as a result of workforce growth, fixed asset replacements associated with the Mutual Building renovoations, normal fixed asset replacements, and a full year of software amortization of broker workstation software which was placed in service during 1997.

     Advertising and sales promotion increased by $0.7 million, or 31%, due to higher expenses for business travel, client seminars, and community relations.

     Postage, stationery and supplies increased by $0.5 million, or 22%. This increase reflected higher costs for general postage, client statement processing, and general office supplies.

     Brokerage, clearing and exchange fees increased by $0.3 million, or 16%, due to higher brokerage transaction volumes.

     Data processing costs increased by $0.5 million, or 36%, due to higher transaction volumes. Additional costs were incurred during the year to customize computer programming at our transaction processing service bureau. These enhancements included projects such as automated fee processing and the linking of client statements to result in a single mailing per household.

     Interest expense increased by $0.9 million, or 31%, reflecting higher average interest-bearing customer credit balances. In addition, bank borrowings to finance the Company's securities inventories and growth in margin balances also increased.

     Other operating expenses increased by $0.9 million, or 17%. Business consulting fees, used in connection with marketing Scott & Stringfellow Capital Management's investment advisory services, increased significantly. In addition, the Company continues to utilize third party computer consulting personnel for support of its expanding technology infrastructure. Stock exchange fees, correspondent research, market research, and sales training also increased from the previous year.

1997 Compared With 1996

     Net income declined by 17% from 1996 to 1997 as the Company absorbed cost increases and experienced a decline in investment banking revenues. The Company's after-tax profit margin declined from 5.7% to 4.3% on net income of $3.5 million . Diluted earnings per share of $1.09 equaled the third highest total in firm history.


     Total revenues increased by $7.7 million, or 11%, in 1997 to $80.9 million. Revenues increased in each revenue category with the significant exception of investment banking revenues, which declined by $2.2 million, or 21%. The decline in investment banking revenues was significant because these fees represent a profitable source of revenues for the Company.

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

                                      13.7

Equity trading profits, aided by generally favorable market conditions, increased by $0.7 million compared to the prior year. Municipal bond trading profits were flat in 1997 as compared to $0.2 million of trading losses incurred in 1996. Overall, municipal bond trading activity declined as the Company closed its institutional municipal trading desk located in Lynchburg in December 1996.

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

     Revenue from advisory and administrative fees increased by $3.0 million, or 64%, from the prior year. Investment advisory fees from Scott & Stringfellow Capital Management increased by $1.2 million, or 85%, as assets under management grew from approximately $311 million at the end of 1996 to $600 million at the end of 1997. The growth in assets under management was the result of performance in portfolios managed by the Company as well as enhanced marketing initiatives. Fees from money market distribution assistance increased by $0.7 million, or 44%, as the Company emphasized marketing its money market and related cash services and changed the provider of its money market product during the year. Revenues from managed account services, which entail a fee based on a percentage of the client's managed assets in lieu of charging standard brokerage commissions, increased by $0.7 million from 1996 to 1997.

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

     Communications expense increased by $0.5 million, or 14%, due primarily to additional leased equipment and service charges for the system supporting the Company's administrative network which was placed in service during the year. Expenses for market quote services also increased due to the higher number of investment brokers and additional services purchased.

     Occupancy and equipment expense increased by $1.4 million, or 47%, and was an important factor in the Company's reduced level of profitability. Depreciation on computer systems, which reflected the replacement of virtually 100% of investment broker workstations during the year, increased by $0.7. million

                                      13.8

Maintenance contracts increased by $0.1 million as the result of new portfolio and contact management software installed for the benefit of investment brokers. In addition to these technology improvements, office rent expense, combined with depreciation on furniture and equipment, increased by $0.4 million with the addition of 2 new offices, relocations and renovations of existing branch offices, and scheduled rent increases on leases in place.

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

     Other operating expenses increased by $0.7 million, or 16%. Included in this category are computer consulting fees, which increased by $0.3 million because of installation of computer equipment and software associated with the Company's technology plan. Other costs which increased included correspondent research, statistical services, and business consulting fees. Legal fees, settlements, and provisions for losses in connection with legal actions relating to the Company's securities business increased by $0.2 million. Other operating expenses which declined included employment agency fees, general legal fees, and charitable contributions.

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


EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", establishes standards for the reporting and the presentation of comprehensive income, which is divided into net income and other comprehensive income. Other comprehensive income items are to be classified by their nature and by their related accumulated balances in the appropriate financial statements of a company. Generally, other comprehensive income includes transactions not typically recorded as a component of net income such as foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain debt and equity securities. SFAS 130 requires that such items be presented with equal prominence on a comparative basis in the appropriate financial statements for fiscal years beginning after December 15, 1997. Accordingly, the Company intends to comply with SFAS 130 beginning with its 1999 fiscal year. If the Company had reported comprehensive income for fiscal years 1998, 1997, and 1996, there would not have been a material difference between net income and comprehensive income.

                                      13.9

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", establishes standards and disclosure requirements for the way companies report information about operating segments, including related product information, both in annual and interim reports issued to stockholders. Operating segments are components of a company about which separate financial information is available and which are used in determining resource allocations and performance results. Information such as segment net earnings, appropriate revenue and expense items and certain balance sheet items are required to be presented, and such amounts are required to be reconciled to the company's combined financial information. This standard is effective for years beginning after December 15, 1997. Based upon initial research, it appears the operations of the Company do not constitute more than one segment as defined in SFAS 131. The Company will continue to assess the methodologies for compliance and reporting under SFAS 131.

     Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments and for hedging activities. The standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends upon its intended use. For example, gains and losses related to certain types of hedging activities are reported outside of the statement of earnings while gains and losses related to non-hedging activities are included in earnings. Based upon initial research, and the fact the Company does not currently and has no current intentions to utilize derivative instruments in the future, it is expected SFAS 133 will have little, if any, effect on the Company's financial position or results of operations.

YEAR 2000 COMPUTER ISSUES

     When the date changes to January 1, 2000, there is general concern that some computer systems may not correctly identify the numeral "00" as the year 2000, rather than 1900 or some other date. Such an error could seriously disrupt information processing and impede commerce. With regard to Year 2000 computer conversion issues, the Company is in the process of determining its exposure to material Year 2000 issues. The Company has formed a Year 2000 Committee, which includes members of senior management, to identify and evaluate its Year 2000 issues and take corrective action. The Company relies heavily on a third party service bureau for processing the majority of its business transactions. Communications from the service bureau indicate that it is aware of its Year 2000 issues, has assessed these issues, and is currently in the final stages of renovating its computer programs to make them Year 2000 compliant. The service bureau has participated in some industry wide testing and expects to participate in broader industry testing in the first half of calendar year 1999. We expect their programs will be converted in time to be properly tested prior to June 30, 1999 and implemented prior to December 31, 1999. However, any failure on the part of the service bureau to successfully correct these problems could result in a serious disruption to the Company's ability to record and process transactions. Virtually all of the Company's revenues are dependent on its ability to process securities transactions on behalf of its own and its customers' accounts. In the event the service bureau is unable to successfully convert its core processing programs prior to the Year 2000 event, the Company could encounter significant operational difficulties. Although it may have alternative courses of action available such as conversion to another service bureau, the Company does not currently have a written contingency plan in such an event.

     The Company maintains other computer systems and relies on other third party service bureaus for a variety of data processing tasks. Most of the computer programs are relatively new products and are believed to be Year 2000 compliant based upon communications from vendors. In addition, the Company relies on financial institutions and service providers such as telecommunications companies, commercial banks, clearing and depositary institutions, landlords, and vendors for information technology and non-information technology services which are crucial to the continued operation of its business. While the Company has identified the important third party service providers and is currently in the stage of assessing their state of readiness for the Year 2000 event, there can be no assurance that one or more of these service providers will not experience problems which could disrupt the Company's operations. As the activities of the Year 2000 Committee are being carried out with existing personnel, management does not currently believe the costs to address the Year 2000 issues will have a material effect on its financial position or results of operations.

                                      13.10

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


                                      13.11

              SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



                                                                           June 26,              June 27,
                                                                             1998                  1997
ASSETS
   Cash and cash equivalents                                            $  3,218,034          $  6,566,361
   Cash segregated under Federal regulations                                   5,397               670,044
   Receivable from brokers, dealers and
    clearing organizations (note 2)                                        8,342,188             2,256,973
   Receivable from customers (note 3)                                    123,667,772            90,404,457
   Trading and investment securities,
    at market value (note 4)                                              12,470,571            13,548,274
   Exchange memberships, at adjusted cost
    (market value $3,151,500 in 1998 and $2,761,500 in 1997)                 838,100               838,100
   Equipment and leasehold improvements, at
    cost (less accumulated depreciation and amortization of
    $6,726,774 in 1998 and $6,240,658 in 1997)                             4,993,196             4,075,051
   Deferred income taxes (note 7)                                          1,703,429             1,087,429
   Other assets (note 9)                                                  12,754,076            10,406,848

   Total Assets                                                         $167,992,763          $129,853,537

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Short-term bank loans (note 5)                                         18,900,000             4,950,000
   Payable to brokers, dealers and
     clearing organizations (note 2)                                       6,134,290             4,714,494
   Payable to customers (note 3)                                          89,810,049            77,976,229
   Securities sold, but not yet purchased,
    at market value (note 4)                                               2,550,751               545,978
   Accounts payable, accrued compensation
    and other liabilities (note 8)                                        16,311,773            12,489,184

   Total Liabilities                                                     133,706,863           100,675,885

Stockholders' Equity (notes 6, 8, 10 and 11)
   Common stock, $0.10 par value. Authorized
    10,000,000 shares; issued and outstanding
    3,277,657 in 1998 and 3,172,946 in 1997                                  327,767               317,295
   Additional paid-in capital                                             15,430,595            12,540,734
   Retained earnings                                                      20,251,287            17,384,953
   Subscriptions receivable                                               -1,723,749            -1,065,330

   Total Stockholders' Equity                                             34,285,900            29,177,652

   Commitments and Contingencies (notes 12 and 13)

   Total Liabilities and Stockholders' Equity                           $167,992,763          $129,853,537



See notes to consolidated financial statements.

                                     13.12

              SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                             Years Ended

                                                         June 26,              June 27,              June 28,
                                                          1998                  1997                   1996
REVENUES
   Commissions                                        $ 53,323,402           $42,665,846           $39,902,423
   Principal transactions                               15,410,960            13,886,838            11,159,434
   Investment banking                                   14,228,186             8,357,622            10,559,244
   Interest and dividends                                9,870,634             7,856,697             6,621,355
   Advisory and administrative
    service fees                                        11,615,333             7,651,131             4,677,522
   Other income                                            915,487               489,077               245,327

   Total Revenues                                      105,364,002            80,907,211            73,165,305

EXPENSES
   Employee compensation and
    benefits (notes 8 and 11)                           67,078,140            51,377,400            47,001,154
   Communications                                        4,055,802             3,755,984             3,305,237
   Occupancy and equipment                               5,466,961             4,485,341             3,057,326
   Advertising and sales promotion                       2,929,536             2,240,461             1,841,300
   Postage, stationery and supplies                      2,788,841             2,287,018             2,128,837
   Brokerage, clearing and
    exchange fees                                        1,886,275             1,627,275             1,312,314
   Data processing                                       1,953,121             1,440,231             1,180,086
   Interest                                              3,960,308             3,012,398             2,280,110
   Other operating expenses                              6,125,097             5,228,124             4,491,128

   Total Expenses                                       96,244,081            75,454,232            66,597,492

   Income before income taxes                            9,119,921             5,452,979             6,567,813

   Income taxes (note 7)                                 3,338,000             1,995,400             2,392,100

   Net income                                         $  5,781,921           $ 3,457,579           $ 4,175,713


   Earnings per common share:
     Basic                                                  $ 1.81              $   1.12                $ 1.30
     Diluted                                                $ 1.67              $   1.09                $ 1.28



See notes to consolidated financial statements.


                                      13.13

              SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Years Ended June 26, 1998, June 27, 1997, and June 28, 1996




                                          Common Stock          Additional                 Subscrip-
                                      Number of                   Paid-in       Retained     tions
                                       Shares         Amount      Capital       Earnings   Receivable      Total


Balance at June 30, 1995              2,107,620    $ 210,762   $ 9,964,773  $ 15,062,311       -       $ 25,237,846

Issuance of common stock
   (notes 8, 10 and 11)                 116,247       11,624     1,473,805          -        -475,840     1,009,589
Purchase and retirement of
   common stock (note 10)              -201,392      -20,139    -1,011,855    -2,787,144         -       -3,819,138
Cash dividends
   ($0.28 per share)                      -            -             -          -913,575         -         -913,575
Net income                                -            -             -         4,175,713         -        4,175,713

Balance at June 28, 1996              2,022,475      202,247    10,426,723    15,537,305     -475,840    25,690,435

Issuance of common stock
   (notes 8, 10 and 11)                 136,952       13,695     2,303,875          -        -799,875     1,517,695
Purchase and retirement of
   common stock (note 10)               -36,239       -3,623      -189,864      -482,684      180,010      -496,161
Subscriptions received                    -            -             -             -           30,375        30,375
Cash dividends
   ($0.33 per share)                      -            -             -        -1,022,271         -       -1,022,271
Stock split effected as a
   stock dividend (note 8)            1,049,758      104,976          -         -104,976         -             -
Net income                                -            -             -         3,457,579         -        3,457,579

Balance at June 27, 1997              3,172,946      317,295    12,540,734    17,384,953   -1,065,330    29,177,652

Issuance of common stock
   (notes 8, 10 and 11)                 193,436       19,344     3,207,953          -        -843,245     2,384,052
Purchase and retirement of
   common stock (note 10)               -88,725       -8,872      -318,092    -1,721,689         -       -2,048,653
Subscriptions received                    -            -             -             -          184,826       184,826
Cash dividends
   ($0.37 per share)                      -            -             -        -1,193,898         -       -1,193,898
Net income                                -            -             -         5,781,921         -        5,781,921

Balance at June 26, 1998              3,277,657    $ 327,767  $ 15,430,595  $ 20,251,287  $-1,723,749   $34,285,900



   See notes to consolidated financial statements.

                                      13.14

              SCOTT & STRINGFELLOW FINANCIAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                             June 26,             June 27,            June 28,
                                                               1998                 1997                1996
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income                                               $ 5,781,921           $ 3,457,579        $ 4,175,713
   Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
   Depreciation and amortization                              2,002,298             1,767,026            920,418
   Losses on disposition of fixed assets                         24,045               173,326                829
   Deferred income taxes                                       -616,000              -448,000           -314,000
   Allowance for doubtful accounts                               68,113               -35,882            -24,497
   Changes in assets and liabilities:
     Cash segregated under Federal regulations                  664,647              -669,417              5,176
     Receivable from brokers, dealers and
      clearing organizations                                 -6,085,215             2,516,910         -2,448,268
     Receivable from customers                              -33,243,364           -11,742,050        -13,698,032
     Trading securities                                       1,503,768              -594,510            506,367
     Other assets                                                61,468               761,671         -1,963,476
     Payable to brokers, dealers
      and clearing organizations                              1,419,796             2,487,118          1,334,382
     Payable to customers                                    11,833,820            17,398,465          9,795,185
     Securities sold, but not yet purchased                   2,004,773            -1,826,138          1,801,328
     Accounts payable, accrued compensation
      and other liabilities                                   3,780,442               620,173          4,100,258

Net cash provided by (used for) operating activities        -10,799,488            13,866,271          4,191,383

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sales of not readily
    marketable securities                                       122,931                77,658            260,077
   Purchases of not readily marketable securities              -548,996               -90,700           -340,899
   Proceeds from disposition of fixed assets                     87,823                30,623                911
   Purchases of fixed assets                                 -3,019,498            -3,060,192         -1,719,691
   Repayments of  loans receivable                              130,753               176,165             81,018
   Increase in loans receivable                              -2,645,356            -2,568,048         -1,405,521

Net cash used for investing activities                       -5,872,343            -5,434,494         -3,124,105

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in drafts payable                                    -               -4,068,235          2,642,850
   Net change in short-term bank loans                       13,950,000             1,350,000         -3,000,000
   Cash dividends paid                                       -1,146,720            -1,003,409           -857,641
   Purchase and retirement of common stock                   -2,048,653            -4,296,161            -19,138
   Issuance of common stock                                   2,568,877             1,548,070          1,009,589

Net cash provided by (used for) financing activities         13,323,504            -6,469,735           -224,340

Net increase (decrease) in cash and cash equivalents         -3,348,327             1,962,042            842,938

Cash and cash equivalents at beginning of year                6,566,361             4,604,319          3,761,381
Cash and cash equivalents at end of year                    $ 3,218,034           $ 6,566,361        $ 4,604,319

Cash paid during the year for interest                      $ 3,950,703           $ 3,008,337        $ 2,297,495
Cash paid during the year for income taxes                  $ 4,194,725           $ 2,468,975        $ 2,570,481


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

Scott & Stringfellow, the Parent's principal subsidiary, is a broker-dealer registered under the Securities Exchange Act of 1934, and it operates 31 offices in communities located across Virginia, North Carolina, West Virginia, and South Carolina. A summary of the significant accounting policies of Scott & Stringfellow Financial, Inc. and subsidiaries (collectively, the "Company") is presented below.

The Company's fiscal years presented in this report include the years ended June 26, 1998, June 27, 1997, and June 28, 1996, and are referred to as 1998, 1997, and 1996, respectively. Because the Company's fiscal years end with the last Friday of each month, the results of operations, changes in shareholders' equity, and cash flows for each of the fiscal years presented include 52 weeks of activity.

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

C. FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of all financial assets and liabilities on the consolidated statements of financial condition approximates their fair values.

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

F. CONSOLIDATED STATEMENTS OF CASH FLOWS. For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to be comprised of cash on hand, cash on deposit with financial institutions, and money market investments with original maturities of ninety days or less. At June 26, 1998 and June 27, 1997, cash equivalents included $1,211,081 and $778,134 of money market investments, respectively.

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

                                      13.16

I. EARNINGS PER COMMON SHARE. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, which established new standards for computing and presenting earnings per share. The new standard replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share, respectively. Under the new standard, basic earnings per share are calculated by dividing net income by the average common shares outstanding during the period. Diluted earnings per share is computed using the average common shares outstanding during the period, including the effect of potential dilutive shares. Potential dilutive shares include unexercised stock options and are determined using the treasury stock method.

The number of shares used in the basic and diluted earnings per share calculations are as follows:



                                                                        Year Ended
                                                           June 26,       June 27,       June 28,
                                                            1998              1997          1996

Average common shares outstanding                         3,199,811      3,079,290      3,223,989

Dilutive potential shares from unexercised
   stock options                                            265,466         80,611         32,106

Average common shares and dilutive potential
   shares outstanding                                     3,465,277      3,159,901      3,256,095


J. STOCK OPTION PLAN. On June 29, 1996, the Company adopted SFAS No. 123, Accounting for Stock Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock- based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, which does not require entities to recognize any expense as a result of stock option awards, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


NOTE 2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING
ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations consist of the following:

                                                               June 26,           June 27,
                                                                 1998               1997
   Receivable from brokers, dealers, and
   clearing organizations:
     Securities failed to deliver                           $ 1,186,487          $ 264,793
     Deposits paid for securities borrowed                    6,224,000          1,821,989
     Receivable from clearing organizations                     931,701            170,191

     Total                                                  $ 8,342,188        $ 2,256,973

   Payable to brokers, dealers, and
   clearing organizations:
     Securities failed to receive                           $ 1,033,694          $ 580,238
     Deposits received for securities loaned                  3,117,691          3,610,700
     Payable to clearing organizations                        1,982,905            523,556

     Total                                                  $ 6,134,290        $ 4,714,494


                                      13.17

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

Included in receivable from and payable to customers are balances with officers and directors of the Company as follows:

                                                              June 26,            June 27,
                                                                1998               1997

     Receivable from officers and directors                 $ 3,722,295        $ 2,543,815
     Payable to officers and directors                      $   472,600        $   889,807




NOTE 4.  TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of the following:

                                                              June 26,           June 27,
                                                                1998               1997

   Owned:
     Marketable securities, at market value:
       U.S. government and government
         agency obligations                                 $   514,605        $   420,896
       State and municipal obligations                        4,953,940          8,694,168
       Corporate bonds                                          747,092            806,508
       Corporate stocks                                       3,804,876          2,248,043
       Other                                                    898,202            466,385
       Sub-total                                             10,918,715         12,636,000

     Not readily marketable securities, at
       estimated fair value                                   1,551,856            912,274

     Total                                                  $12,470,571        $13,548,274

   Sold, but not yet purchased, at market value:
     U. S. Government and government
        agency obligations                                  $ 2,026,240        $    28,727
     State and municipal obligations                               -                  -
     Corporate stocks                                           524,492            479,486
     Other                                                           19             37,765

     Total                                                  $ 2,550,751        $   545,978




NOTE 5.  SHORT-TERM BANK LOANS

The Company maintains lines of credit from commercial banks totaling $60 million, of which $18.9 million was outstanding at June 26, 1998. Additional bank credit facilities are available on a short-term basis for the purpose of financing securities underwritings. Short-term bank loans are secured by customer-owned securities purchased on margin or firm-owned securities. The market value of firm-owned securities pledged as collateral at June 26, 1998 was $5,840,497. The market value of customer-owned securities pledged as collateral at June 26, 1998 was $36,006,810. Secured short-term bank loans are generally made at interest rates not exceeding the bank's broker call rate (7.25% at June 26, 1998) and are payable on demand. The Company also borrows from banks on an unsecured basis. Included in short-term bank loans at June 26, 1998 were unsecured loans of $2,500,000.


                                      13.18

NOTE 6.  NET CAPITAL REQUIREMENTS

Scott & Stringfellow is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. and elects to compute its net capital requirements in accordance with the alternative method. Under this method, Scott & Stringfellow is required to maintain minimum net capital, as defined, equal to two percent of aggregate debit balances arising from customer transactions, as defined. The net capital rules also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate debits. At June 26, 1998, Scott & Stringfellow's net capital of $15,896,542 was 12% of aggregate debit balances and was $13,320,893 in excess of the minimum net capital required.


NOTE 7.  INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

                                                    Year Ended
                                  June 26,           June 27,            June 28,
                                    1998              1997                1996
   Current:
     Federal                    $ 3,337,000        $ 2,080,000         $ 2,301,100
     State                          617,000            363,400             405,000
       Total current              3,954,000          2,443,400           2,706,100

   Deferred:
     Federal                       -511,000           -374,000            -261,000
     State                         -105,000            -74,000             -53,000
       Total deferred              -616,000           -448,000            -314,000

   Total                        $ 3,338,000        $ 1,995,400         $ 2,392,100


Income tax expense differs from the amount computed by applying the 34% statutory Federal income tax rate to income before income taxes for the following reasons:

                                                                                Year Ended
                                                              June 26,           June 27,            June 28,
                                                                1998              1997                1996

Federal tax, computed at
 statutory rate                                             $ 3,100,773        $ 1,854,013         $ 2,233,056
State income taxes, net of
 Federal tax benefit                                            338,301            190,321             232,643
Tax-exempt interest and dividends,
 net of non-deductible carrying
 charges                                                        -84,533            -37,142             -94,105
Meals and entertainment                                         111,645             79,155              46,488
Increase in cash surrender value of life insurance policies    -162,169           -112,776             -31,145
Other, net                                                       33,983             21,829               5,163
   Income tax expense                                         3,338,000        $ 1,995,400         $ 2,392,100





                                                       13.19

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:



                                                              June 26,           June 27,
                                                                1998               1997


Deferred tax assets:
   Deferred compensation                                    $ 1,469,692        $   953,712
   Accrued expenses for financial reporting purposes            277,922            284,165
   Loans receivable, principally due to allowance for
     doubtful accounts                                           35,188              1,283
   Other, principally due to differences in assigned
     values and tax bases of investments                         62,711               -
   Total gross deferred tax assets                            1,845,513          1,239,160
     Less: valuation allowance                                    -                  -
     Deferred tax assets                                      1,845,513          1,239,160

Deferred tax liabilities:
   Exchange seats, principally due to differences in
     assigned values and tax bases                             -142,084           -142,084
   Other, principally due to differences in assigned
     values and tax bases of investments                            -               -9,647
     Total gross deferred tax liabilities                      -142,084           -151,731

     Net deferred tax asset                                 $ 1,703,429        $ 1,087,429


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


NOTE 8.  EMPLOYEE BENEFIT PLANS

The Company maintains an employee profit sharing plan which incorporates a 401(k) feature and covers substantially all employees of the Company. Employees may contribute up to fifteen percent of their individual earnings to the plan each year, subject to an annual limitation established by the Internal Revenue Code. In addition to employee contributions, matching contributions and profit sharing contributions may be made at the discretion of the Company. Under the plan, matching contributions of $365,018, $351,262, and $307,850 were made in 1998, 1997, and 1996, respectively. Additional contributions, determined on the basis of calendar year profitability, totaled $1,985,036 in 1998, $1,478,754 in 1997, and $1,286,750 in 1996.

The Company also maintains a non-qualified and unfunded deferred compensation plan for the benefit of selected highly compensated employees. This plan allows the participants to defer compensation and to receive discretionary profit sharing contributions beyond the Internal Revenue Code limitations governing the Company's profit sharing plan. Company expense pursuant to this plan amounted to $1,153,676 in 1998, $807,101 in 1997, and $413,289 in 1996. At June 26, 1998 and
June 27, 1997, the Company's obligations under this plan amounted to $3,817,383 and $2,380,921, respectively, which are included in other liabilities in the accompanying consolidated statements of financial condition.

The Company also maintains an employee stock purchase plan, which allows substantially all employees to acquire shares of the Company's common stock through a payroll deduction program. Shares are issued to the plan trust quarterly at a price equal to 85% of the fair market value as defined in the plan. During 1998, a total of 64,847 shares of common stock were issued to this plan at an average price of $21.32 per share. During 1997, a total of 60,340 shares of common stock were issued to the plan at an average price of $12.61 per share. During 1996, a total of 101,512 shares of common stock were issued to this plan at an average price of $8.51 per share. The preceding description of shares issued and prices has been adjusted for the 3 for 2 stock split effected in the form of a 50% stock dividend which was distributed to shareholders on May 6, 1997.




                                      13.20

NOTE 9.  TRANSACTIONS WITH RELATED PARTIES



Loans to directors and executive officers of the Company, exclusive of amounts included in receivable from customers as discussed in note 3, amounted to $398,965 and $443,662 at June 26, 1998 and June 27, 1997, respectively. The loans are included in other assets in the accompanying consolidated statements of financial condition. In addition, promissory notes in the amount of $1,723,749 and $1,065,330 at June 26, 1998 and June 27, 1997, respectively, were receivable from directors and officers of the Company pursuant to terms of the Management Stock Purchase Loan Plan. These amounts are included in subscriptions receivable in the stockholders' equity section of the accompanying consolidated statements of financial condition. (Also see "Common Stock Transactions.")


NOTE 10.  COMMON STOCK TRANSACTIONS

During 1998, 1997, and 1996, the Company repurchased and retired 88,725, 36,239, and 201,392 shares, respectively, of its common stock. Of the shares repurchased, 53,884 were repurchased from directors at a cost of $1,241,050 in 1998, 25,308 were repurchased from directors at a cost of $488,125 in 1997, and 29,758 were repurchased from directors at a cost of $565,402 in 1996.

During 1998, 1997, and 1996, the Company issued 37,000; 39,500; and 33,440 shares, respectively, of its common stock to management employees, including directors and executive officers, pursuant to the terms of its Management Stock Purchase Loan Plan in exchange for promissory notes with original face amounts totaling $809,375 in 1998, $799,875 in 1997, and $475,840 in 1996. The purpose of this plan is to issue stock to selected management employees at fair market value, as defined in the plan, in exchange for promissory notes. The notes are payable upon demand and bear interest at the short-term applicable federal rate, which ranged from 5.39% to 6.23% during 1998. The notes are full recourse and are secured by a collateral pledge of the shares.


NOTE 11.  STOCK OPTION PLAN

In 1987, the Company adopted a stock option plan (the "Plan") pursuant to which options to purchase up to 720,000 shares of common stock may be granted to eligible employees. The Plan expired in October 1996. However, options previously granted were outstanding at June 26, 1998. In addition, non-qualified options were granted to a limited number of employees after the expiration of the Plan. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. Options may, but need not, qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. The options become exercisable over periods ranging from 2 to 6 years from the date of grant and expire 10 years from the date of grant.

The following table summarizes the Company's stock options as of June 26, 1998, June 27, 1997, and June 28, 1996, and changes during the years then ended. All amounts have been adjusted for the 3 for 2 stock split effected in the form of a 50% stock dividend which was distributed to shareholders on May 6, 1997.

                                                               Weighted
                                                                Average
                                                               Exercise
                                             Shares             Price


   Outstanding June 30, 1995                369,996              $ 7.35
   Granted                                   82,275                9.61
   Canceled                                  -1,332                8.18
   Exercised                                -22,698                6.06

   Outstanding June 28, 1996                428,241                7.85
   Granted                                  206,250               11.74
   Canceled                                 -13,314                9.81
   Exercised                                -28,986                6.64

   Outstanding June 27, 1997                592,191                9.22
   Granted                                   25,000               19.13
   Canceled                                 -24,894                9.48
   Exercised                                -66,589                7.09

   Outstanding June 26, 1998                525,708                9.93

The following table summarizes information about stock options outstanding at June 26, 1998:



                                Options Outstanding                                   Options Exercisable
                                               Weighted        Weighted                               Weighted
              Range of                         Average          Average                                Average
              Exercise          Number        Remaining        Exercise              Number           Exercise
              Prices         Outstanding  Contractual Life      Price             Exercisable          Price

         $4.03 - $6.00            12,060      4.4 years          $ 4.41                12,060           $ 4.41
          6.00 -  9.00           223,598      7.7                  7.74               138,908             7.70
          9.00 - 19.13           290,050      9.3                 11.84                11,430             9.42


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



                                                   1998             1997             1996

Net Income            As Reported           $ 5,781,921         $ 3,457,579    $ 4,175,713

                      Pro Forma             $ 5,488,457           3,251,445      4,158,726

Basic earnings
 per share            As Reported                $ 1.81               $1.12          $1.30

                      Pro Forma                    1.72                1.06           1.29

Diluted
 earnings per share   As Reported                $ 1.67              $ 1.09         $ 1.28

                      Pro Forma                    1.58                1.03           1.28



Pro forma net income reflects only options granted in fiscal 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 6 years and compensation cost for options granted prior to July 1, 1995 is not considered.

The per share weighted-average fair value of stock options granted during fiscal 1998, 1997 and 1996 was $8.80, $5.56 and $3.80, respectively, on the date of grant using the binomial option pricing model with the following weighted-average assumptions: 1998 - expected dividend yield 1.88%, risk-free interest rate of 5.35%, expected volatiliy of 32.2%, and expected life of 7.1 years; 1997 - expected dividend yield 2.72%, risk-free interest rate of 6.56%, expected volatility of 32.2%, and an expected life of 7.3 years; 1996 - expected dividend yield of 2.88%, risk-free interest rate of 6.46%, expected volatility of 32.2%, and an expected life of 7.3 years.

                                      13.22

NOTE 12.  COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain data processing and communications equipment under operating leases expiring at various dates to 2005. Minimum future rental payments required under such leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 26, 1998 are as follows:



              Year                                         Minimum Rental Commitments
                                Office Space         Equipment                       Total

              1999               $ 2,915,546         $ 616,987                 $ 3,532,533
              2000                 2,730,109           582,810                   3,312,919
              2001                 2,724,289           349,759                   3,074,048
              2002                 2,447,917           147,944                   2,595,861
              2003                 1,997,222           120,132                   2,117,354
              Thereafter           3,862,470            35,231                   3,897,701

              Total             $ 16,677,553       $ 1,852,863                 $18,530,416


Some of the Company's leases contain escalation clauses and renewal options. Total rent expense under operating leases approximated $3,214,000 in 1998, $2,660,000 in 1997, and $2,341,000 in 1996.

As of June 26, 1998, the Company had a $3.0 million irrevocable letter of credit available for the purpose of collateralizing certain customer option positions. No amounts were outstanding with respect to this letter of credit at June 26, 1998 or June 27, 1997.

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

The Company executes and clears customers transactions involving the sale of securities not yet purchased as well as the writing or sale of option contracts. Substantially all of these transactions, with the exception of the writing of fully covered option contracts, are effected on a margin basis subject to individual exchange regulations. These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

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



                                      13.23

NOTE 14.  SUBSEQUENT EVENT

On August 10, 1998, the Company announced an agreement of merger with BB&T Corporation. Under the agreement, which is subject to the approval of regulators and the shareholders of the Company, one share of BB&T common stock will be exchanged for each share of the Company's common stock. The transaction is expected to be accounted for as a purchase.




                                      13.24

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Scott & Stringfellow Financial, Inc.

     We have audited the accompanying consolidated statements of financial condition of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 26, 1998 and June 27, 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 26, 1998, June 27, 1997 and June 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scott & Stringfellow Financial, Inc. and subsidiaries as of June 26, 1998 and June 27, 1997, and the results of their operations and their cash flows for the years ended June 26, 1998, June 27, 1997 and June 28, 1996 in conformity with generally accepted accounting principles.



                                                       /s/ KPMG Peat Marwick LLP



Richmond, Virginia
August 14, 1998



                                      13.25

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

     Management believes that during fiscal 1998 its system of internal accounting controls and internal auditing procedures were adequate to accomplish their intended objectives of assuring the accuracy and reliability of the Company's financial information and the protection and control of its assets.


/s/ Mike D. Johnston
Mike D. Johnston
Senior Vice President and Chief Financial Officer


/s/ C. Lewis Loth
C. Lewis Loth
Vice President and Treasurer


                                      13.26

QUARTERLY RESULTS OF OPERATIONS
(In thousands except per share amounts)



                                                                         Quarter Ended
1998                                          June 26            March 27         December 31       September 26

Revenues                                     $ 26,414            $ 26,179            $ 27,327           $ 25,444
Expenses                                       24,602              24,156              24,616             22,870
Income before income taxes                      1,812               2,023               2,711              2,574
Income taxes                                      639                 755                 995                949
Net income                                   $  1,173            $  1,268            $  1,716           $  1,625
Earnings per share - diluted                    $0.33               $0.37               $0.50              $0.48


                                                                         Quarter Ended
1997                                          June 27            March 27         December 31       September 27

Revenues                                     $ 22,169            $ 20,826            $ 19,968           $ 17,944
Expenses                                       20,471              19,862              18,521             16,600
Income before income taxes                      1,698                 964               1,447              1,344
Income taxes                                      625                 351                 531                488
Net income                                   $  1,073            $    613            $    916           $    856
Earnings per share - diluted                    $0.33               $0.19               $0.30              $0.28

                                      13.30

                     Common Stock Performance and Dividends

     Scott & Stringfellow Financial, Inc. Common Stock is traded on the NASDAQ National Market System under the symbol "SCOT." As of June 26, 1998, there were 303 holders of record of the Company's Common Stock. The table below provides a comparative summary of the prices for the Company's Common Stock and cash dividends declared for the years ended June 26, 1998 and June 27, 1997.



                                            Common Stock Prices (1)              Dividends Per Share (1)
                                        1998                 1997                  1998          1997
                                   High       Low        High       Low

First Quarter                    $ 26.25    $ 17.75    $ 12.33    $ 11.33          $ .09        $ .08
Second Quarter                     29.75      25.25      12.83      11.67            .09          .08
Third Quarter                      26.25      20.25      17.33      12.83            .09          .08
Fourth Quarter                     26.00      22.25      20.00      13.50            .10          .09




(1) All common stock prices and dividend per share amounts have been adjusted to reflect a 3:2 stock split effected in the form of a 50% stock dividend distributed on May 6, 1997, to shareholders of record on April 18, 1997.


                                      13.40